Exhibit 99.3

BRP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FOR THE THREE- AND TWELVE-MONTH PERIODS ENDED JANUARY 31, 2021

The following management’s discussion and analysis (“MD&A”) provides information concerning financial condition and results of operations of BRP Inc. (the “Company” or “BRP”) for the fourth quarter and the fiscal year ended January 31, 2021. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended January 31, 2021. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at March 24, 2021.

Basis of Presentation

The audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts presented are in Canadian dollars unless otherwise indicated. All references in this MD&A to “Fiscal 2021” are to the Company’s fiscal year ended January 31, 2021, to “Fiscal 2020” are to the Company’s fiscal year ended January 31, 2020 and to “Fiscal 2019” are to the Company’s fiscal year ended January 31, 2019.

This MD&A, approved by the Board of Directors on March 24, 2021, is based on the Company’s audited consolidated financial statements and accompanying notes thereto for the years ended January 31, 2021 and 2020.

The Company’s Powersports segment comprises Year-Round Products, which consist of all-terrain vehicles (referred to as “ATVs”), side-by-side vehicles (referred to as “SSVs”) and three-wheeled vehicles (referred to as “3WVs”); Seasonal Products, which consist of personal watercraft (referred to as “PWCs”) and snowmobiles; and Powersports PA&A and OEM Engines which consist of parts, accessories and apparel (referred to as “PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s Marine segment consist of boats, jet boat and outboard engines and related PA&A and other services. During the twelve-month period ended January 31, 2021, the Company announced the realignment of its marine business and the wind-down of its Evinrude E-TEC outboard engines production.

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors described in the “Risk Factors” section of this MD&A.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including the following: reasonable industry growth ranging from slightly down to up high-single digits; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing health crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s current margins, excluding the impact of the wind-down of Evinrude outboard engines and COVID-19, will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized revenues, Normalized gross profit, Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized revenues and Normalized gross profit are provided to assist investors in determining the financial performance of the Company on a consistent basis by excluding elements such as wind-down costs which are considered not being reflective of the ongoing operational performance of the Company. Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, gain or loss on litigation and acquisition-related costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized revenues is defined as revenues before normalized elements. Normalized gross profit is defined as gross profit before normalized elements. Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share—basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Overview

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Company is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for year-round use on a variety of terrains. The Company’s diversified portfolio of brands and products includes for Powersports: Can-Am ATVs, SSVs and 3WVs, Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and Rotax engines for karts, motorcycles and recreational aircraft. For Marine, the portfolio of brands and products includes Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Rotax engines for jet boats and Evinrude outboard boat engines. Additionally, the Company supports its line of products with a dedicated PA&A business.

The Company employs more than 14,500 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland and Australia. The Company sells its products in over 130 countries. The products are sold directly through a network of approximately 3,500 dealers in 21 countries as well as through approximately 190 distributors serving approximately 680 additional dealers.

In March 2020, the World Health Organization declared coronavirus (specifically identified as “COVID-19”) a global pandemic. This contagious disease outbreak resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which included the implementation of travel bans, self-imposed quarantine periods and social distancing. The impact of the COVID-19 pandemic has created significant uncertainty worldwide and has affected the Company’s business, employees, dealers, suppliers and consumers.

The Company was off to a strong start until mid-March when the pandemic lead to the implementation of global containment measures. In April and May, most of the Company’s manufacturing operations were suspended for approximately two months following government measures adopted in response to COVID-19. These temporary suspensions limited the Company’s ability to manufacture and wholesale units. However, beginning in the second quarter, the retail demand started to recover and grew stronger through the rest of Fiscal 2021 as the Company’s products were providing an attractive outdoor and social-distancing solution for new and existing powersports consumers. As a result, and despite temporary manufacturing constraints combined with lower wholesale for Fiscal 2021, the Company delivered strong financial results.

Highlights of the three-month period ended January 31, 2021

For the three-month period ended January 31, 2021, the Company’s financial performance was the following when compared to the three-month period ended January 31, 2020:

●	Revenues of $1,815.1 million, an increase of $199.2 million or 12.3%;
●	Gross profit of $501.9 million representing 27.7% of revenues, an increase of $118.2 million;
●	Net income of $264.2 million, an increase of $146.0 million, which resulted in a diluted earnings per share of $2.95, an increase of $1.63 per share;
●	Normalized net income [1] of $162.8 million, an increase of $62.6 million, which resulted in a normalized diluted earnings per share [1] of $1.82, an increase of $0.70 per share or 62.5%;
●	Normalized EBITDA [1] of $313.1 million representing 17.2% of revenues, an increase of $91.3 million or 41.2%.

Highlights of the year ended January 31, 2021

For the year ended January 31, 2021, the Company’s financial performance was the following when compared to the year ended January 31, 2020:

●	Revenues of $5,952.9 million, a decrease of $99.8 million or 1.6%;
●	Gross profit of $1,472.3 million representing 24.7% of revenues, an increase of $18.3 million;
●	Net income of $362.9 million, a decrease of $7.7 million, which resulted in a diluted earnings per share of $4.10, an increase of $0.14 per share or 3.5%;
●	The Company recorded a non-cash impairment charge of $177.1 million related to its Marine segment;
●	Normalized net income [1] of $477.0 million, an increase of $118.6 million, which resulted in a normalized diluted earnings per share [1] of $5.39, an increase of $1.56 per share or 40.7%.
●	Normalized EBITDA [1] of $999.0 million representing 16.8% of revenues, an increase of $194.6 million or 24.2%.

[1] See “Non-IFRS Measures” section.

In addition, during the year:

●

In April and May, most of the Company’s powersports and marine manufacturing operations were temporarily suspended following worldwide government measures adopted in response to COVID-19, which limited its ability to manufacture and wholesale units.

●

On May 27, 2020, the Company announced the realignment of its marine business by focusing on the growth of its boat brands and by winding down the Evinrude outboard engines production in its Sturtevant, Wisconsin facility, which is being repurposed for new projects.

●	On July 2, 2020, the Company announced the increase of its manufacturing capacity with the construction of a new facility in Juárez, Mexico, to meet demand for its SSV business.
●	On November 27, 2020, the Company announced the renewal of its normal course issuer bid program (“NCIB”) to repurchase for cancellation up to 4,278,028 of its outstanding subordinate voting shares.
●	The strong demand for the Company’s products resulted in an all-time low level of its North American dealer powersport inventories.

Recent events

On February 16, 2021, the Company increased the amount outstanding under its Term Loan B-1 by U.S. $300.0 million to U.S. $1,507.6 million. This incremental of U.S. $300.0 million has the same terms and conditions as the original Term Loan B-1, bearing interest at a rate of 200 basis points over LIBOR with a LIBOR floor of 0.00% and maturing in May 2027. On the same date, the Company fully repaid the outstanding U.S. $597.0 million Term Loan B-2.

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are derived primarily from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, Powersports PA&A and OEM Engines as well as Marine products. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates given to dealers, distributors and consumers, volume discounts to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives consist mainly of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more aggressive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

Warranty Costs

The Company’s regular warranty generally covers periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the consolidated statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, the Brazilian real, the Swedish krona, the Norwegian krone, the British pound, the New Zealand dollar and the Russian ruble. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in different countries, which helps mitigate some of its foreign currency exposure.

As of January 31, 2021, the Company has an outstanding balance of U.S. $1,804.6 million ($2,305.8 million) under its U.S. $1,835.0 million ($2,344.6 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period is different from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further details relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facilities. As at January 31, 2021, the Company’s long-term debt of $2,409.7 million was mainly comprised of two tranches of the Term Facility, which bear interest at LIBOR plus 2.00% for Term Loan B-1 and LIBOR plus 5.00% for Term Loan B-2. The Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three- and twelve-month periods ended January 31, 2021. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for the fiscal year ending January 31, 2022, except in the United States where the Company plans to utilize its tax attributes to offset taxable income or income tax payable.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the twelve-month period ended January 31, 2021, and January 31, 2020, has been determined based on the audited consolidated financial statements and related notes issued on March 24, 2021. The selected consolidated financial information set out below for the twelve-month period ended January 31, 2019, has been determined based on the audited consolidated financial statements and related notes issued on April 9, 2020. The selected quarterly consolidated financial information set out below has been determined based on the annual audited consolidated financial statements and related notes issued on March 24, 2021 and from the third-quarter unaudited consolidated financial statements and related notes issued on November 24, 2020. All of these documents are available on SEDAR at www.sedar.com.

Net Income data

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019

Revenues by category
Powersports
Year-Round Products	$759.7	$705.1	$2,824.2	$2,791.7	$2,240.6
Seasonal Products	671.4	542.7	1,825.0	1,901.4	1,803.5
Powersports PA&A and OEM Engines	256.8	215.4	882.8	799.8	707.5
Marine	127.2	152.7	420.9	559.8	492.2
Total Revenues	1,815.1	1,615.9	5,952.9	6,052.7	5,243.8
Cost of sales	1,313.2	1,232.2	4,480.6	4,598.7	3,990.4
Gross profit	501.9	383.7	1,472.3	1,454.0	1,253.4
As a percentage of revenues	27.7%	23.7%	24.7%	24.0%	23.9%
Operating expenses
Selling and marketing	102.2	88.9	332.5	382.5	336.9
Research and development	78.9	64.7	242.3	238.4	221.7
General and administrative	71.2	68.5	230.5	256.9	214.7
Other operating expenses (income)	0.5	(35.8)	24.3	(28.1)	7.5
Impairment charge	—	—	177.1	—	—
Total operating expenses	252.8	186.3	1,006.7	849.7	780.8
Operating income	249.1	197.4	465.6	604.3	472.6
Net financing costs	23.5	24.6	100.2	88.7	73.9
Foreign exchange (gain) loss on long-term debt	(99.3)	9.5	(118.9)	9.9	69.8
Income before income taxes	324.9	163.3	484.3	505.7	328.9
Income tax expense	60.7	45.1	121.4	135.1	101.6
Net income	$264.2	$118.2	$362.9	$370.6	$227.3
Attributable to shareholders	$264.3	$118.4	$363.4	$371.4	$227.0
Attributable to non-controlling interest	$(0.1)	$(0.2)	$(0.5)	$(0.8)	$0.3

Normalized EBITDA [1]	$313.1	$221.8	$999.0	$804.4	$655.9
Normalized net income [1]	$162.8	$100.2	$477.0	$358.4	$308.6

[1] See “Non-IFRS Measures” section.

Financial Position data

As at	January 31, 2021	January 31, 2020	January 31, 2019
(in millions of Canadian dollars)

Cash and cash equivalents	$1,325.7	$42.5	$100.0
Working capital	669.8	(211.9)	(192.6)
Property, plant and equipment	1,064.3	1,027.4	905.1
Total assets	4,885.9	3,767.1	3,077.2
Total non-current financial liabilities	2,625.1	1,883.8	1,225.5
Total liabilities	5,360.8	4,356.8	3,400.0
Shareholders deficit	(474.9)	(589.7)	(322.8)

Other Financial data

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019

Revenues by geography
United States	$944.6	$856.2	$3,306.5	$3,321.2	$2,817.1
Canada	296.9	238.9	923.4	951.8	845.5
International [1]	573.6	520.8	1,723.0	1,779.7	1,581.2
	$1,815.1	$1,615.9	$5,952.9	$6,052.7	$5,243.8

Declared dividends per share	$0.11	$0.10	$0.11	$0.40	$0.36

Weighted average number of shares – basic	87,440,713	88,617,489	87,519,856	92,760,943	98,291,845
Weighted average number of shares – diluted	89,508,263	89,888,161	88,604,984	93,813,815	99,588,888

Earnings per share - basic	$3.02	$1.34	$4.15	$4.00	$2.31
Earnings per share - diluted	2.95	1.32	4.10	3.96	2.28
Normalized earnings per share – basic [2]	1.86	1.13	5.46	3.87	3.14
Normalized earnings per share – diluted [2]	1.82	1.12	5.39	3.83	3.10

[1] International is defined as all jurisdictions except the United States and Canada.

[2] See “Non-IFRS Measures” section.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019

Net income	$264.2	$118.2	$362.9	$370.6	$227.3
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	(103.0)	9.9	(121.8)	10.4	69.8
Transaction costs and other related expenses [2]	0.2	0.6	1.5	2.9	2.7
Restructuring and related costs [3]	—	(0.3)	7.5	1.7	1.3
Impairment charge [4]	—	—	177.1	—	—
(Gain) loss on litigation [5]	—	(40.4)	(4.0)	(40.0)	1.3
Transaction costs on long-term debt	—	—	12.7	—	8.9
Evinrude outboard engine wind-down [6]	2.0	—	96.1	—	—
COVID-19 pandemic impact [7]	(1.7)	—	10.6	—	—
Gain on disposal of property, plant and equipment	—	—	(12.7)	—	—
Gain on NCIB	—	—	(12.2)	—	—
Depreciation of intangible assets related to business combinations	1.1	1.2	4.4	3.6	1.2
Other elements	—	0.9	0.6	0.9	(0.1)
Income tax adjustment	—	10.1	(45.7)	8.3	(3.8)
Normalized net income [1]	162.8	100.2	477.0	358.4	308.6
Normalized income tax expense [1]	60.7	35.0	167.1	126.8	105.4
Financing costs adjusted [1] [8]	26.2	24.9	107.3	90.9	68.0
Financing income adjusted [1] [8]	(2.7)	(0.3)	(7.6)	(2.2)	(2.2)
Depreciation expense adjusted [1] [9]	66.1	62.0	255.2	230.5	176.1
Normalized EBITDA [1]	$313.1	$221.8	$999.0	$804.4	$655.9

[1]	See “Non-IFRS Measures” section.

[2]	Costs related to business combinations.

[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	During the twelve-month period ended January 31, 2021, the Company recorded an impairment charge of $177.1 million related to its Marine segment.

[5]	The Company was involved in patent infringement litigation cases with one of its competitors.

[6]

During the three- and twelve-month periods ended January 31, 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, restructuring costs and other exit costs.

[7]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

[8]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.

[9]	Adjusted for depreciation of intangible assets acquired through business combinations.

The following table presents the reconciliation of Revenues to Normalized revenues [1] and Gross profit to Normalized gross profit [1].

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars)	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020	January 31, 2019

Revenues	$1,815.1	$1,615.9	$5,952.9	$6,052.7	$5,243.8
Evinrude outboard engine wind-down [2]	(9.6)	—	31.9	—	—
Normalized revenues [1]	$1,805.5	$1,615.9	$5,984.8	$6,052.7	$5,243.8

Gross profit	$501.9	$383.7	$1,472.3	$1,454.0	$1,253.4
As a percentage of revenues	27.7%	23.7%	24.7%	24.0%	23.9%
Evinrude outboard engine wind-down [2]	2.1	—	66.3	—	—
COVID-19 pandemic impact [3]	(1.7)	—	10.6	—	—
Normalized gross profit [1]	$502.3	$383.7	$1,549.2	$1,454.0	$1,253.4
As a percentage of Normalized revenues	27.8%	23.7%	25.9%	24.0%	23.9%

[1]	See “Non-IFRS Measures” section.

[2]

During the three- and twelve-month periods ended January 31, 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, restructuring costs and other exit costs.

[3]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

Results of operations

Analysis of Results for the fourth quarter of Fiscal 2021

The following section provides an overview of the financial performance of the Company for the three-month period ended January 31, 2021 compared to the same period ended January 31, 2020.

Revenues

Revenues increased by $199.2 million, or 12.3%, to $1,815.1 million for the three-month period ended January 31, 2021, compared with $1,615.9 million for the corresponding period ended January 31, 2020. The revenue increase was mainly driven by a higher volume of products sold and lower sales programs due to a strong retail environment, partially offset by an unfavourable foreign exchange rate variation of $19 million.

The Company’s North American retail sales for powersports vehicles increased by 30% for the three-month period ended January 31, 2021 compared with the three-month period ended January 31, 2020. The increase was mainly driven by snowmobile, SSV and ATV. North American boat retail sales increased by 48% compared with the three-month period ended January 31, 2020.

As at January 31, 2021, North American dealer inventories for powersports vehicles decreased by 67% compared to January 31, 2020, driven by all products.

Gross Profit

Gross profit increased by $118.2 million, or 30.8%, to $501.9 million for the three-month period ended January 31, 2021, compared with $383.7 million for the corresponding period ended January 31, 2020. The gross profit increase includes an unfavourable foreign exchange rate variation of $21 million. Gross profit margin percentage increased by 400 basis points to 27.7% from 23.7% for the three-month period ended January 31, 2020. The increase was primarily due to positive pricing and sales programs variation due to the strong retail environment and a higher volume of Seasonal Products sold, partially offset by higher freight and logistic costs and an unfavourable foreign exchange rate variation.

Operating Expenses

Operating expenses increased by $66.5 million, or 35.7%, to $252.8 million for the three-month period ended January 31, 2021, compared with $186.3 million for the three-month period ended January 31, 2020. This increase was mainly attributable to the reversal in Fiscal 2020 of $40.5 million of provisions related to a favourable litigation decision, higher variable employee compensation expenses and continued product investments.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $91.3 million, or 41.2%, to $313.1 million for the three-month period ended January 31, 2021, compared with $221.8 million for the three-month period ended January 31, 2020. The increase was primarily due to higher gross profit.

[1] See “Non-IFRS Measures” section.

Net Financing Costs

Net financing costs remained stable at $23.5 million for the three-month period ended January 31, 2021, compared with $24.6 million for the three-month period ended January 31, 2020.

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program, were as follows for the three-month periods ended January 31, 2021 and 2020:

	January 31, 2021		January 31, 2020
U.S. dollars	1.2866	CA$/US$	1.3166	CA$/US$
Euro	1.5509	CA$/€	1.4596	CA$/€

When comparing the operating income and the income before income tax for the three-month period ended January 31, 2021 to the corresponding period ended January 31, 2020, the foreign exchange fluctuations impact was the following:

Foreign exchange (gain) loss
(in millions of Canadian dollars)	Three-month period
Revenues	$19.4
Cost of sales	1.9
Impact of foreign exchange fluctuations on gross profit	21.3
Operating expenses	(8.3)
Impact of foreign exchange fluctuations on operating income	13.0
Long-term debt	(108.8)
Net financing costs	(0.5)
Impact of foreign exchange fluctuations on income before income taxes	$(96.3)

Income Taxes

Income tax expense increased by $15.6 million to $60.7 million for the three-month period ended January 31, 2021, compared with $45.1 million for the three-month period ended January 31, 2020. The increase was primarily due to higher operating income. The effective income tax rate amounted to 18.7% for the three-month period ended January 31, 2021 compared with 27.6% for the three-month period ended January 31, 2020. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility.

Net Income

Net income increased by $146.0 million to $264.2 million for the three-month period ended January 31, 2021, compared with $118.2 million for the three-month period ended January 31, 2020. The increase was primarily due to a favourable foreign exchange rate variation impact on the U.S. denominated long-term debt and a higher operating income.

Analysis of Segment Results for the fourth quarter of Fiscal 2021

The following section provides an overview of the financial performance of the Company’s segments for the three-month period ended January 31, 2021 compared to the same period ended January 31, 2020. The inter-segment transactions are included in the analysis.

Powersports

Revenues

Year-Round Products

Revenues from Year-Round Products increased by $54.6 million, or 7.7%, to $759.7 million for the three-month period ended January 31, 2021, compared with $705.1 million for the corresponding period ended January 31, 2020. The increase resulted mainly from a favourable product mix in SSV and lower sales programs due to a strong retail environment. The increase was partially offset by a lower volume of 3WV sold due to a change in the production schedule compared to the fourth quarter of Fiscal 2020 and an unfavourable foreign exchange rate variation of $8 million.

North American Year-Round Products retail sales increased on a percentage basis in the high-thirties range compared with the three-month period ended January 31, 2020.

Seasonal Products

Revenues from Seasonal Products increased by $128.7 million, or 23.7%, to $671.4 million for the three-month period ended January 31, 2021, compared with $542.7 million for the corresponding period ended January 31, 2020. The increase was driven by a higher volume of snowmobile and PWC sold, by lower sales programs due to a strong retail environment and by favourable pricing. The increase was partially offset by an unfavourable foreign exchange rate variation of $9 million.

North American Seasonal Products retail sales increased on a percentage basis in the mid-twenties range compared with the three-month period ended January 31, 2020.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines increased by $41.5 million, or 19.2%, to $257.1 million for the three-month period ended January 31, 2021, compared with $215.6 million for the corresponding period ended January 31, 2020. The increase was mainly attributable to a higher volume of PA&A in SSV, ATV and snowmobile coming from strong unit retail sales and higher replacement parts revenue driven by an increased usage of products by consumers.

Gross Profit

Gross profit increased by $122.6 million, or 33.4%, to $489.4 million for the three-month period ended January 31, 2021, compared with $366.8 million for the corresponding period ended January 31, 2020. The gross profit increase includes an unfavourable foreign exchange rate variation of $21 million. Gross profit margin percentage increased by 390 basis points to 29.0% from 25.1% for the three-month period ended January 31, 2020. The increase was primarily attributable to positive pricing and sales programs variation due to the strong retail environment and a higher volume of Seasonal Products sold, partially offset by higher freight and logistic costs and an unfavourable foreign exchange rate variation.

Marine

Revenues

Revenues from the Marine segment decreased by $28.2 million, or 17.9%, to $129.2 million for the three-month period ended January 31, 2021, compared with $157.4 million for the corresponding period ended January 31, 2020. The decrease was mainly due to the wind-down of the Evinrude E-TEC outboard engines production resulting in a lower volume of outboard engines sold.

Gross Profit

Gross profit decreased by $4.4 million, or 26.0%, to $12.5 million for the three-month period ended January 31, 2021, compared with $16.9 million for the corresponding period ended January 31, 2020. Gross profit margin percentage decreased by 100 basis points to 9.7% from 10.7% for the three-month period ended January 31, 2020. The decrease was primarily due to the discontinuance of production following the decision to wind-down the Evinrude outboard engines production and by an unfavourable mix of products sold.

Geographical Trends

Revenues

United States

Revenues from the United States increased by $88.4 million, or 10.3%, to $944.6 million for the three-month period ended January 31, 2021, compared with $856.2 million for the corresponding period ended January 31, 2020. The increase resulted from lower sales programs due to a strong retail environment, a higher wholesale of snowmobile, ATV, PWC, SSV and PA&A, a favourable product mix of SSV sold and favourable pricing. The increase was partially offset by a lower volume of 3WV due to a change in the production schedule compared to the fourth quarter of Fiscal 2020, by a lower volume of outboard engines sold due to the wind-down of the Evinrude outboard engines production and by an unfavourable foreign exchange impact of $12 million. The United States represented 52.0% and 53.0% of revenues during the three-month periods ended January 31, 2021 and 2020, respectively.

Canada

Revenues from Canada increased by $58.0 million, or 24.3%, to $296.9 million for the three-month period ended January 31, 2021, compared with $238.9 million for the corresponding period ended January 31, 2020. The increase was driven by lower sales programs due to a strong retail environment and a higher volume of snowmobile and PA&A sold. The increase was partially offset by a lower volume of 3WV sold due to a change in the production schedule compared to the fourth quarter of Fiscal 2020. Canada represented 16.4% and 14.8% of revenues during the three-month periods ended January 31, 2021 and 2020, respectively.

International

Revenues from International increased by $52.8 million, or 10.1%, to $573.6 million for the three-month period ended January 31, 2021, compared with $520.8 million for the corresponding period ended January 31, 2020. The increase primarily resulted from lower sales programs due to a strong retail environment, a higher volume of PWC sold, a favourable product mix of SSV sold and favourable pricing. The increase was partially offset by a lower volume of outboard engines sold and an unfavourable foreign exchange impact of $7 million. International represented 31.6% and 32.2% of revenues during the three-month periods ended January 31, 2021 and 2020, respectively.

Analysis of Results for the twelve-month period ended January 31, 2021

The following section provides an overview of the financial performance of the Company for the twelve-month period ended January 31, 2021 compared to the same period ended January 31, 2020.

Revenues

Revenues decreased by $99.8 million, or 1.6%, to $5,952.9 million for the twelve-month period ended January 31, 2021, compared with $6,052.7 million for the corresponding period ended January 31, 2020. The revenue decrease was primarily attributable to a lower volume of Year-Round Products and Seasonal Products due to the temporary suspension of production during part of the first half of Fiscal 2021 following government measures adopted in response to COVID-19, and to a lower volume of Marine products sold due to the wind-down of the Evinrude outboard engines production. The decrease was partially offset by lower sales programs due to a strong retail environment, higher volume of Powersports PA&A and a favourable foreign exchange rate variation of $3 million.

The Company’s North American retail sales for powersports vehicles increased by 25% for the twelve-month period ended January 31, 2021 compared with the twelve-month period ended January 31, 2020, mainly due to an increase in SSV, ATV and snowmobile. North American boat retail sales increased by 10% compared with the twelve-month period ended January 31, 2020.

Gross Profit

Gross profit increased by $18.3 million, or 1.3%, to $1,472.3 million for the twelve-month period ended January 31, 2021, compared with $1,454.0 million for the corresponding period ended January 31, 2020. The gross profit increase includes an unfavourable foreign exchange rate variation of $21 million. Gross profit margin percentage increased by 70 basis points to 24.7% from 24.0% for the twelve-month period ended January 31, 2020. The increase was the result of a positive pricing and sales programs variation due to the strong retail environment. The increase was partially offset by the under-absorption of fixed costs resulting from the temporary suspension of production, the costs related to the wind-down of the Evinrude outboard engines production and higher labour, freight and logistic costs.

Operating Expenses

Operating expenses increased by $157.0 million, or 18.5%, to $1,006.7 million for the twelve-month period ended January 31, 2021, compared with $849.7 million for the twelve-month period ended January 31, 2020. The increase was mainly attributable to the impairment charge recorded during the first quarter of Fiscal 2021 for the Marine segment and the restructuring costs for a total of $214.4 million, partially offset by cost reduction initiatives to mitigate the COVID-19 impact.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $194.6 million, or 24.2%, to $999.0 million for the twelve-month period ended January 31, 2021, compared with $804.4 million for the twelve-month period ended January 31, 2020. The increase was primarily due to lower operating expenses, when excluding the impairment charge related to the Marine segment, and higher gross profit, when excluding the costs related to the wind-down of the Evinrude outboard engines production.

Net Financing Costs

Net financing costs increased by $11.5 million, or 13.0%, to $100.2 million for the twelve-month period ended January 31, 2021, compared with $88.7 million for the twelve-month period ended January 31, 2020. The increase primarily resulted from the transaction costs on the Term Facility following the amendment that occurred during the first quarter of Fiscal 2021 and from a higher interest expense on the Term Facility due to a higher outstanding nominal amount. The increase was partially offset by a lower interest rate on the Term Facility and by a $12.2 million gain on the NCIB. The $12.2 million gain on the NCIB represents the difference between the share price used to establish the financial liability and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

[1] See “Non-IFRS Measures” section.

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program, were as follows for the twelve-month periods ended January 31, 2021 and 2020:

	January 31, 2021		January 31, 2020
U.S. dollars	1.3384	CA$/US$	1.3251	CA$/US$
Euro	1.5374	CA$/€	1.4799	CA$/€

The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:
	January 31, 2021		January 31, 2020
U.S. dollars	1.2777	CA$/US$	1.3221	CA$/US$
Euro	1.5506	CA$/€	1.4651	CA$/€

When comparing the operating income and the income before income tax for the twelve-month period ended January 31, 2021 to the corresponding period ended January 31, 2020, the foreign exchange fluctuations impact was the following:

Foreign exchange (gain) loss
(in millions of Canadian dollars)	Twelve-month period
Revenues	$(3.1)
Cost of sales	23.8
Impact of foreign exchange fluctuations on gross profit	20.7
Operating expenses	(1.3)
Impact of foreign exchange fluctuations on operating income	19.4
Long-term debt	(128.8)
Net financing costs	0.6
Impact of foreign exchange fluctuations on income before income taxes	$(108.8)

Income Taxes

Income tax expense decreased by $13.7 million to $121.4 million for the twelve-month period ended January 31, 2021, compared to $135.1 million for the twelve-month period ended January 31, 2020. The decrease was primarily due to lower operating income, mainly driven by the deductible impairment charge and the expenses related to the wind-down of the Evinrude outboard engines production. The effective income tax rate amounted to 25.1% for the twelve-month period ended January 31, 2021 compared with 26.7% for the twelve-month period ended January 31, 2020. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility, mostly offset by the tax and accounting treatment of the impairment charge.

Net Income

Net income decreased by $7.7 million to $362.9 million for the twelve-month period ended January 31, 2021, compared with $370.6 million for the twelve-month period ended January 31, 2020. The decrease was primarily due to a lower operating income resulting from the impairment charge related to the Marine segment recorded during the first quarter of Fiscal 2021, mostly offset by a favourable foreign exchange rate variation impact on the U.S. denominated long-term debt.

Analysis of Segment Results for twelve-month period ended January 31, 2021

The following section provides an overview of the financial performance of the Company’s segments for the twelve-month period ended January 31, 2021 compared to the same period ended January 31, 2020. The inter-segment transactions are included in the analysis.

Powersports

Revenues

Year-Round Products

Revenues from Year-Round Products increased by $32.5 million, or 1.2%, to $2,824.2 million for the twelve-month period ended January 31, 2021, compared with $2,791.7 million for the corresponding period ended January 31, 2020. The increase was primarily attributable to lower sales programs due to a strong retail environment, a favourable product mix in SSV and 3WV and a favourable foreign exchange rate variation of $11 million. The increase was partially offset by a lower volume of products sold due to the temporary suspension of production during part of the first half of Fiscal 2021.

North American Year-Round Products retail sales increased on a percentage basis in the high-thirties range compared with the twelve-month period ended January 31, 2020.

Seasonal Products

Revenues from Seasonal Products decreased by $76.4 million, or 4.0%, to $1,825.0 million for the twelve-month period ended January 31, 2021, compared with $1,901.4 million for the corresponding period ended January 31, 2020. The decrease resulted primarily from a lower volume of products sold due to the temporary suspension of production during part of the first half of Fiscal 2021 and from an unfavourable foreign exchange rate variation of $11 million, partially offset by lower sales programs due to a strong retail environment.

North American Seasonal Products retail sales increased on a percentage basis in the low-teens range compared with the twelve-month period ended January 31, 2020.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines increased by $82.1 million, or 10.2%, to $883.6 million for the twelve-month period ended January 31, 2021, compared with $801.5 million for the corresponding period ended January 31, 2020. The increase was mainly attributable to a higher volume of PA&A due to the strong retail environment on products and a higher usage of their vehicle by the consumers during Fiscal 2021. The increase was partially offset by a lower volume of aircraft engines sold.

Gross Profit

Gross profit increased by $96.9 million, or 7.0%, to $1,483.7 million for the twelve-month period ended January 31, 2021, compared with $1,386.8 million for the corresponding period ended January 31, 2020. The gross profit increase includes an unfavourable foreign exchange rate variation of $21 million. Gross profit margin percentage increased by 160 basis points to 26.8% from 25.2% for the twelve-month period ended January 31, 2020. The increase was primarily due to a positive pricing and sales programs variation due to the strong retail environment, partially offset by the under-absorption of fixed costs resulting from the temporary suspension of production and higher labour, freight and logistic costs.

Marine

Revenues

Revenues from the Marine segment decreased by $146.8 million, or 25.4%, to $430.7 million for the twelve-month period ended January 31, 2021, compared with $577.5 million for the corresponding period ended January 31, 2020. The decrease was mainly due to the wind-down of the Evinrude outboard engines production resulting in a lower volume of outboard engines sold and additional retail sales incentives.

Gross Profit (Loss)

A gross margin loss of $11.4 million was recorded for the twelve-month period ended January 31, 2021, compared with a gross margin profit of $67.2 million for the corresponding period ended January 31, 2020. The decrease was primarily due to the costs related to the wind-down of the Evinrude outboard engines production, such as retail sales incentives, inventory write-downs and other exit costs, a lower volume of product sold and an unfavourable product mix. The decrease was partially offset by the lower costs following the stop in production. The gross profit margin percentage decreased from 11.6% for the twelve-month period ended January 31, 2020 to a negative gross margin percentage of 2.6% for the twelve-month period ended January 31, 2021.

Geographical Trends

Revenues

United States

Revenues from the United States decreased by $14.7 million, or 0.4%, to $3,306.5 million for the twelve-month period ended January 31, 2021, compared with $3,321.2 million for the corresponding period ended January 31, 2020. The decrease is mainly due to a lower volume of products sold due to the temporary suspension of production during part of the first half of Fiscal 2021. The decrease was partially offset by lower sales programs due to a strong retail environment, a favourable product mix in Year-Round Products and a favourable foreign exchange impact of $23 million. The United States represented 55.6% and 54.9% of revenues during the twelve-month periods ended January 31, 2021 and 2020, respectively.

Canada

Revenues from Canada decreased by $28.4 million, or 3.0%, to $923.4 million for the twelve-month period ended January 31, 2021, compared with $951.8 million for the corresponding period ended January 31, 2020. The decrease was mainly attributable to a lower volume of products sold due to the temporary suspension of production during part of the first half of Fiscal 2021. The decrease was partially offset by lower sales programs due to a strong retail environment and a favourable product mix in Year-Round Products. Canada represented 15.5% and 15.7% of revenues during the twelve-month periods ended January 31, 2021 and 2020, respectively.

International

Revenues from International decreased by $56.7 million, or 3.2%, to $1,723.0 million for the twelve-month period ended January 31, 2021, compared with $1,779.7 million for the corresponding period ended January 31, 2020. The decrease primarily resulted from a lower volume of products sold due to the temporary suspension of production during part of the first half of Fiscal 2021 and an unfavourable foreign exchange impact of $20 million. The decrease was partially offset by the additional revenues following the acquisition of Telwater during Fiscal 2020 and favourable pricing. International represented 28.9% and 29.4% of revenues during the twelve-month periods ended January 31, 2021 and 2020, respectively.

Assessment of the Company’s performance against its Fiscal 2021 guidance

Due to the COVID-19 situation, the Company issued its full annual guidance for the year ending January 31, 2021 on August 27, 2020. The guidance was revised on November 25, 2020, to adjust the revenues, the normalized EBITDA [1], the normalized effective tax rate [1], the normalized earnings per share – diluted [1] and the net income. The following table provides a comparison of the Company’s performance reported for the year ended January 31, 2021, against the issued and revised guidance for this year:

	Target for Fiscal 2021 (compared to Fiscal 2020)

	As issued on August 27, 2020	As revised on November 25, 2020	Results for Fiscal 2021 (compared to Fiscal 2020)
Revenues	Decrease 5% to 9%	Decrease 1% to 5%	Decrease of 2%	As expected

Normalized EBITDA [1]	Flat to increase 5%	Increase 20% to 24%	Increase of 24%	As expected

Normalized effective tax rate [1]	26.5%	26.0% to 26.5%	25.9%	Slightly below

Normalized earnings per share - diluted [1]	$3.65 to $3.95	$5.00 to $5.25	$5.39	Above due to the lower normalized effective tax rate and the achievement of the high end of the Normalized EBITDA range

Net income	$100 million to $130 million	$225 million to $250 million	$363 million	Above due mainly to the favourable foreign exchange rate variation impact on the U.S. denominated long-term debt

[1] See “Non-IFRS Measures” section.

Summary of Consolidated Quarterly Results

	Three-month periods ended
	January 31, 2021	October 31, 2020	July 31, 2020	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019	April 30, 2019
(millions of Canadian dollars, except per share data)	Fiscal 2021	Fiscal 2021	Fiscal 2021	Fiscal 2021	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2020
Revenues by category
Powersports
Year-Round Products	$759.7	$803.0	$621.2	$640.3	$705.1	$725.0	$734.6	$627.0
Seasonal Products	671.4	508.3	322.7	322.6	542.7	554.8	428.5	375.4
Powersports PA&A and OEM Engines	256.8	259.7	209.0	157.3	215.4	225.7	173.7	185.0
Marine	127.2	103.7	80.4	109.6	152.7	138.1	122.7	146.3
Total Revenues	1,815.1	1,674.7	1,233.3	1,229.8	1,615.9	1,643.6	1,459.5	1,333.7
Gross profit	501.9	486.9	248.4	235.1	383.7	441.9	327.8	300.6
As a percentage of revenues	27.7%	29.1%	20.1%	19.1%	23.7%	26.9%	22.5%	22.5%

Net income (loss)	264.2	198.7	126.1	(226.1)	118.2	135.3	93.3	23.8
Normalized EBITDA [1]	313.1	348.6	214.3	123.0	221.8	268.2	167.7	146.7
Normalized net income [1]	162.8	190.6	100.9	22.7	100.2	136.7	68.8	52.7

Basic earnings (loss) per share	3.02	2.27	1.45	(2.58)	1.34	1.51	0.97	0.25
Diluted earnings (loss) per share	2.95	2.22	1.43	(2.58)	1.32	1.49	0.96	0.25

Normalized basic earnings per share [1]	1.86	2.17	1.16	0.26	1.13	1.53	0.72	0.55
Normalized diluted earnings per share [1]	$1.82	$2.13	$1.14	$0.26	$1.12	$1.51	$0.71	$0.54

[1] See “Non-IFRS Measures” section.

Reconciliation Table for Consolidated Quarterly Results

	Three-month periods ended

	January	October	July	April	January	October	July	April
	31,	31,	31,	30,	31,	31,	31,	30,
	2021	2020	2020	2020	2020	2019	2019	2019
(millions of Canadian dollars)	Fiscal 2021	Fiscal 2021	Fiscal 2021	Fiscal 2021	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2020
Net income (loss)	$264.2	$198.7	$126.1	$(226.1)	$118.2	$135.3	$93.3	$23.8
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	(103.0)	(9.8)	(97.8)	88.8	9.9	0.1	(27.2)	27.6
Transaction costs and other related expenses [1]	0.2	0.4	0.4	0.5	0.6	0.6	1.4	0.3
Restructuring and related costs (reversal) [2]	—	—	1.8	5.7	(0.3)	0.1	1.9	—
Impairment charge [3]	—	—	5.7	171.4	—	—	—	—
(Gain) loss on litigation [4]	—	(4.0)	—	—	(40.4)	—	0.2	0.2
Transaction costs on long-term debt	—	—	—	12.7	—	—	—	—
Evinrude outboard engine wind-down [5]	2.0	13.5	80.6	—	—	—	—	—
COVID-19 pandemic impact [6]	(1.7)	2.7	5.4	4.2	—	—	—	—
Gain on disposal of property, plant and equipment	—	(12.7)	—	—	—	—	—	—
Gain on NCIB	—	—	—	(12.2)	—	—	—	—
Depreciation of intangible assets related to business combinations	1.1	1.2	1.0	1.1	1.2	1.1	0.6	0.7
Other elements	—	0.6	—	—	0.9	—	(0.5)	0.5
Income tax adjustment	—	—	(22.3)	(23.4)	10.1	(0.5)	(0.9)	(0.4)
Normalized net income [7]	162.8	190.6	100.9	22.7	100.2	136.7	68.8	52.7
Normalized income tax expense [7]	60.7	69.0	22.4	15.0	35.0	49.4	22.4	20.0
Financing costs adjusted [7] [8]	26.2	28.0	28.8	24.3	24.9	24.1	21.2	20.7
Financing income adjusted [7] [8]	(2.7)	(2.0)	(1.1)	(1.8)	(0.3)	(0.3)	(0.8)	(0.8)
Depreciation expense adjusted [7] [9]	66.1	63.0	63.3	62.8	62.0	58.3	56.1	54.1
Normalized EBITDA [7]	$313.1	$348.6	$214.3	$123.0	$221.8	$268.2	$167.7	$146.7

[1]	Costs related to business combinations.

[2]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[3]	During the twelve-month period ended January 31, 2021, the Company recorded an impairment charge of $177.1 million related to its Marine segment.

[4]	The Company was involved in patent infringement litigation cases with one of its competitors.

[5]

During the three- and twelve-month periods ended January 31, 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, restructuring costs and other exit costs.

[6]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

[7]	See “Non-IFRS Measures” section.

[8]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.

[9]	Adjusted for depreciation of intangible assets acquired through business combinations.

	Three-month periods ended

	January	October	July	April	January	October	July	April
	31,	31,	31,	30,	31,	31,	31,	30,
	2021	2020	2020	2020	2020	2019	2019	2019
(millions of Canadian dollars)	Fiscal 2021	Fiscal 2021	Fiscal 2021	Fiscal 2021	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2020

Revenues	$1,815.1	$1,674.7	$1,233.3	$1,229.8	$1,615.9	$1,643.6	$1,459.5	$1,333.7
Evinrude outboard engine wind-down [1]	(9.6)	2.0	39.5	—	—	—	—	—
Normalized revenues [2]	$1,805.5	$1,676.7	$1,272.8	$1,229.8	$1,615.9	$1,643.6	$1,459.5	$1,333.7

Gross profit	$501.9	$486.9	$248.4	$235.1	$383.7	$441.9	$327.8	$300.6
As a percentage of revenues	27.7%	29.1%	20.1%	19.1%	23.7%	26.9%	22.5%	22.5%
Evinrude outboard engine wind-down [1]	2.1	5.4	58.8	—	—	—	—	—
COVID-19 pandemic impact [3]	(1.7)	2.7	5.4	4.2	—	—	—	—
Normalized gross profit [2]	$502.3	$495.0	$312.6	$239.3	$383.7	$441.9	$327.8	$300.6
As a percentage of Normalized revenues	27.8%	29.5%	24.6%	19.5%	23.7%	26.9%	22.5%	22.5%

[1]

During the three- and twelve-month periods ended January 31, 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, restructuring costs and other exit costs.

[2]	See “Non-IFRS Measures” section.

[3]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facilities and Term Facility.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of net cash flows by activity is presented below for the twelve-month periods ended January 31, 2021 and 2020:

	Twelve-month periods ended
	January 31, 2021	January 31, 2020
(millions of Canadian dollars)
Net cash flows generated from operating activities	$954.2	$555.5
Net cash flows used in investing activities	(260.3)	(443.3)
Net cash flows generated from (used in) financing activities	583.8	(177.7)
Effect of exchange rate changes on cash and cash equivalents	5.5	8.0
Net increase (decrease) in cash and cash equivalents	1,283.2	(57.5)
Cash and cash equivalents at beginning of period	42.5	100.0
Cash and cash equivalents at end of period	$1,325.7	$42.5

Net Cash Flows Generated from Operating Activities

Net cash flows generated from operating activities totalled $954.2 million for the twelve-month period ended January 31, 2021 compared with $555.5 million for the twelve-month period ended January 31, 2020. The $398.7 million increase in net cash flows generated was mainly due to favourable changes in working capital of $351.9 million. The favourable changes in working capital were primarily driven by lower Inventory and lower Trade and other receivables due to strong retail momentum as well as lower wholesale of products for Trade and other receivables. The favourable changes were also attributable to higher Trade payables and accruals due to the higher production level during the fourth quarter of Fiscal 2021. The favourable changes were partially offset by lower Provisions required to support the retail activity.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities totalled $260.3 million for the twelve-month period ended January 31, 2021 compared with $443.3 million for the twelve-month period ended January 31, 2020. The $183.0 million decrease was mainly attributable to the acquisition of Telwater in Fiscal 2020 and a lower amount invested in Fiscal 2021 due to the COVID-19.

Net Cash Flows Generated from (Used in) Financing Activities

Net cash flows generated from financing activities totalled $583.8 million for the twelve-month period ended January 31, 2021 compared with net cash flows used of $177.7 million for the twelve-month period ended January 31, 2020. The $761.5 million increase in net cash flows generated was mainly attributable to higher issuance of long-term debt in Fiscal 2021 in response to the COVID-19 pandemic and a lower amount invested to repurchase shares.

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at January 31, 2021:

(millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,296.5	$—	$—	$—	$1,296.5
Long-term debt (including interest)	105.9	219.8	304.6	2,316.0	2,946.3
Lease liabilities (including interest)	41.6	73.6	56.0	110.6	281.8
Derivative financial instruments	7.2	1.4	—	—	8.6
Other financial liabilities	341.4	4.9	3.8	24.3	374.4
Total	$1,792.6	$299.7	$364.4	$2,450.9	$4,907.6

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

Capital Resources

Revolving Credit Facilities

The Company has a total availability of $700.0 million under revolving credit facilities maturing in May 2024 (the “Revolving Credit Facilities”). The total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The Revolving Credit Facilities are available to finance working capital requirements and capital expenditures, or for other general corporate purposes.

As at January 31, 2021, the Company had no outstanding indebtedness under the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)   U.S. dollars at either

(a)        LIBOR plus 1.45% to 3.00% per annum; or

(b)        U.S. Base Rate plus 0.45% to 2.00% per annum; or

(c)        U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)  Canadian dollars at either

(a)        Bankers’ Acceptance plus 1.45% to 3.00% per annum; or

(b)        Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)  Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at January 31, 2021, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)   U.S. dollars at either

(a)        LIBOR plus 1.70% per annum; or

(b)        U.S. Base Rate plus 0.70% per annum; or

(c)        U.S. Prime Rate plus 0.70% per annum;

(ii)  Canadian dollars at either

(a)        Bankers’ Acceptance plus 1.70% per annum; or

(b)        Canadian Prime Rate plus 0.70% per annum

(iii)  Euros at Euro LIBOR plus 1.70% per annum.

As at January 31, 2021, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

Under certain conditions, the Company is required to maintain a minimum fixed charge coverage ratio in order to have full access to its Revolving Credit Facilities.

As at January 31, 2021, the Company had issued letters of credit for an amount of $5.9 million under the Revolving Credit Facilities ($3.3 million as at January 31, 2020). In addition, $4.9 million in letters of credit were outstanding under other agreements as at January 31, 2021, ($5.0 million as at January 31, 2020).

Term Facility

On February 4, 2020, the Company amended its Term Facility to consolidate it into a single tranche which reduces the cost of borrowing by 0.50% for the previous U.S. $335.0 million tranche and extends the maturity from May 2025 to May 2027 (the “Term Loan B-1”). The Company incurred transaction costs of $6.7 million and, in addition, unamortized transaction costs of $6.0 million were derecognized.

On May 8, 2020, the Company entered into an incremental U.S. $600.0 million tranche under its Term Facility (the “Term Loan B-2”). This new tranche matures in May 2027 and, consistent with the Term Loan B-1, is exempt of financial covenants. The Company incurred transaction costs of $35.2 million.

As at January 31, 2021, the cost of borrowing under the Term Loan B-1 was as follows:

(i)    LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or

(ii)   U.S. Base Rate plus 1.00%; or

(iii)  U.S. Prime Rate plus 1.00%

As at January 31, 2021, the cost of borrowing under the Term Loan B-2 was as follows:

(i)    LIBOR plus 5.00% per annum, with a LIBOR floor of 1.00%; or

(ii)   U.S. Base Rate plus 4.00%; or

(iii)  U.S. Prime Rate plus 4.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $15.2 million ($20.2 million) during the twelve-month period ended January 31, 2021. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at January 31, 2021, the Company was not required to repay any portion of the Term Facility.

Austrian Term Loans

During the twelve-month period ended January 31, 2021, the Company entered into an unsecured loan agreement at favourable interest rates under an Austrian government COVID-19 program. Under this program, the Austrian government is partly guaranteeing the loan. The loan has a total nominal value of €75.0 million ($116.2 million), interest rates at 1.45% for the first year, 1.90% for the second and third years and 2.80% for the fourth and fifth years and matures in December 2024. The Company may be required to repay a portion of the loan in the event that it has an excess cash position. Consequently, the Company repaid an amount of €20.0 million ($30.9 million) during the twelve-month period ended January 31, 2021.

During the twelve-month period ended January 31, 2021, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of €8.9 million ($13.1 million), interest rates between 0.80% and 1.12% and maturities between December 2024 and December 2030.

As at January 31, 2021, the Company had €92.6 million ($143.6 million) outstanding under its Austrian term loans bearing interest at a range between 0.75% and 1.60% and maturing between December 2021 and December 2030.

Lease Liabilities

As at January 31, 2021, the contractual obligations in relation to assets acquired under lease agreements amounted to $281.8 million.

NCIB

On November 27, 2020, the Company announced the renewal of its NCIB to repurchase for cancellation up to 4,278,028 of its outstanding subordinate voting shares over a twelve-month period commencing on December 1, 2020 and ending no later than November 30, 2021 (the “Current NCIB”). During the twelve-month period ended January 31, 2021, the Company repurchased for cancellation 1,471,000 subordinate voting shares for a total consideration of $122.5 million under the Current NCIB. In addition, during the same period, the Company repurchased for cancellation 1,005,300 subordinate voting shares for a total consideration of $55.6 million under a previous NCIB.

As at January 31, 2021, a $200.0 million financial liability, with a corresponding amount in equity, was recorded in the consolidated statements of financial position in relation with the NCIB. This liability represented the value of subordinate voting shares expected to be repurchased by a designated broker under an automatic share purchase plan from February 1st to March 26, 2021. This automatic share purchase plan allows for the purchase of subordinate voting shares under pre-set conditions at times when the Company would ordinarily not be permitted due to regulatory restrictions or self-imposed blackout periods.

Consolidated Financial Position

The following table shows the main variances that have occurred in the audited consolidated statements of financial position of the Company between January 31, 2021 and January 31, 2020, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(millions of Canadian dollars)	January 31, 2021	January 31, 2020	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$311.5	$399.1	$(87.6)	$(2.5)	$(90.1)	Mostly explained by strong retail and lower wholesale of products
Inventories	1,087.3	1,166.3	(79.0)	(12.4)	(91.4)	Mostly explained by lower finished product inventory due to strong retail and low dealer inventory level, partially offset by higher inventory of materials and work in progress for upcoming production
Property, plant and equipment	1,064.3	1,027.4	36.9	(18.6)	18.3	No significant variances
Trade payables and accruals	1,296.5	1,085.8	210.7	4.3	215.0	Mostly explained by higher purchase for upcoming production
Provisions	428.4	539.5	(111.1)	3.3	(107.8)	Mostly explained by a decrease in the retail sales programs provision due to a strong retail environment
Long-term debt, including current portion	2,409.7	1,645.4	764.3	116.1	880.4	Mostly explained by the new U.S. $600.0 million tranche of Term Facility and the €75.0 million loan under an Austrian government COVID-19 program
Employee future benefit liabilities	297.8	301.2	(3.4)	(7.7)	(11.1)	Mostly explained by an increased fair value of Canadian plan assets

Post-Employment Benefits

The Company sponsors defined contribution retirement plans to a majority of its employees and sponsors non-contributory defined benefit plans that provide for pensions and other post-retirement benefits to certain employees mainly located in Canada and Austria.

In Canada, the Company’s defined benefit pension plans coverage are mainly related to pension benefits for its executive employees and life insurance benefits and healthcare benefits to executive and certain eligible employees. Additionally, the Company retained defined benefit obligations with certain active and former Canadian employees for services rendered prior to 2005.

In Austria, the Company’s defined benefit pension plan coverage is related to a lump sum retirement indemnity plan and a defined benefit plan.

A summary of the carrying amounts of employee future benefit liabilities and the discount rates used to establish their carrying amounts for the last two fiscal years were as follows, as at:

	January 31, 2021			January 31, 2020
(in millions of Canadian dollars)	Canada	Foreign	Total	Canada	Foreign	Total
Employee future benefit liabilities	$146.2	$151.6	$297.8	$155.5	$145.7	$301.2
Discount rate	2.80%	0.64%		2.80%	0.69%
Compensation increase	3.00%	3.00%		3.00%	3.00%

The Company’s liabilities related to defined benefit obligations are highly dependent on prevailing actual and future discount rates, future compensation increases and participant longevity. An increase or decrease of those factors could increase or decrease significantly the employee future benefit liabilities and future cash contributions. The following table presents the impact on the employee future benefit liabilities as at January 31, 2021 of reasonable possible changes of the respective assumptions, while holding all other assumptions constant:

Increase (Decrease) of the employee future benefit liabilities
Discount rate
Impact of a 0.5% increase	$(40.2)
Impact of a 0.5% decrease	45.3
Expected rate of compensation increase
Impact of a 0.5% increase	9.0
Impact of a 0.5% decrease	(7.6)
Participant longevity
Impact of a 1 year increase	12.4
Impact of a 1 year decrease	(12.6)

The sensitivity analysis presented above may not be representative of the potential change in the employee future benefit liabilities as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In accordance with the minimum funding obligations required under the current regulations, the Company expects to contribute $12.3 million to all defined benefit pension plans for the year ending January 31, 2022.

The pension expense incurred by the Company for its defined benefit and defined contribution pension plans was $44.6 million and $46.5 million for the years ended January 31, 2021 and January 31, 2020, respectively, of which 14.3% and 11.2% is related to current service costs under defined benefit plans.

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with TCF Inventory Finance Inc., TCF Commercial Finance Canada Inc., TCF Commercial Finance LLC and TCF Commercial Finance New Zealand Ltd (collectively, “TCF”), to provide financing facilities in North America, Latin America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International, Wells Fargo International Finance LLC and Wells Fargo International Finance (New Zealand) Limited (collectively “Wells Fargo”) for financing facilities in North America, Europe, Australia and New Zealand. The agreement between the Company and TCF will expire on January 31, 2023. For most of the contracts with Wells Fargo, the maximum commitment period is up to March 24, 2022.

The total amount of financing provided to the Company’s independent dealers and distributors totalled $1,342.0 million and $4,484.3 million for the three- and twelve-month periods ended January 31, 2021, compared to $1,210.0 million and $4,670.5 million for the three- and twelve-month periods ended January 31, 2020. The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $985.0 million and $2,281.7 million as at January 31, 2021, and January 31, 2020, respectively.

The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	January 31, 2021	January 31, 2020
Total outstanding	CAD	$985	$2,282
United States	USD	$529	$1,264
Canada	CAD	$193	$458
Europe	€	€31	€47
Australia and New Zealand	AUD	$70	$94
Latin America	USD	$1	$1

The costs incurred (credits earned) by the Company under the dealers’ and distributors’ financing agreements totalled $(3.1) million and $33.2 million for the three- and twelve-month periods ended January 31, 2021 compared with $1.1 million and $48.1 million for the three- and twelve-month periods ended January 31, 2020.

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. In North America, the obligation is generally limited to the greater of U.S. $25.0 million ($31.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements, whereas in Europe, the obligation is generally limited to the greater of U.S. $10.0 million ($12.8 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. In Australia and New Zealand, the obligation to purchase repossessed new and unused products is limited to the greater of AU $5.0 million ($4.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. For boat products, in North America, the repurchase obligation decreases according to the age of the inventory and there is no obligation to repurchase for boat products older than 900 days while, in Australia, the obligation to purchase repossessed new and unused boat products is limited to AU $2.5 million ($2.4 million).

The maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $175 million as at January 31, 2021 ($156 million in North America, $13 million in Europe and $7 million in Australia and New Zealand) and $238 million as at January 31, 2020 ($217 million in North America, $13 million in Europe and $8 million in Australia and New Zealand).

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three- and twelve-month periods ended January 31, 2021 and 2020.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. In Canada, the Company has agreements with TD Financing Services and the Fédération des caisses Desjardins du Québec for such purposes. In the United States, the Company has agreements with Sheffield Financial, Citi Retail Services and Roadrunner Financial. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

Transactions Between Related Parties

Transactions with Key Management Personnel

Key management personnel of the Company, defined as employees with authority and responsibility for planning, directing and controlling the activities of the Company, are considered related parties to the Company. The key management personnel of the Company are the directors and the executive officers listed in the Annual Information Form of the Company dated March 24, 2021, and available on SEDAR at www.sedar.com.

The Company incurred the following benefit expenses in relation with key management personnel:

(in millions of Canadian dollars)	Twelve-month periods ended
	January 31, 2021	January 31, 2020
Current remuneration	$20.1	$17.6
Post-employment benefits	1.3	1.3
Termination benefits	0.5	—
Stock-based compensation expense	8.4	7.3
Total	$30.3	$26.2

Transactions with a Principal Shareholder

On October 21, 2020, Bain Capital completed a secondary offering of 2,000,000 subordinate voting shares of the Company through an underwriter. Prior to such transaction, Bain Capital converted 2,000,000 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $0.6 million of fees and expenses related to this secondary offering.

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.2 million as at January 31, 2021 and $22.3 million as at January 31, 2020, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation with that obligation for the year ending January 31, 2022.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facilities, Term Facility and Austrian term loans.

Foreign Exchange Risk

The elements reported in the consolidated statements of net income, in the consolidated statements of financial position and in the consolidated statements of cash flows presented in the Company’s audited consolidated financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly the U.S. dollar, the Australian dollar, the Swedish krona, the Norwegian krone and the British pound, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of monetary items denominated in a different functional currency by using foreign exchange contracts. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated liabilities.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facilities ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with TCF and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with TCF and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the LIBOR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the audited consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare the audited consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the Net Realizable Value of Inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts and accessories is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating the Useful Life of Tooling

Tooling useful life is estimated by product line based on their expected physical life and on the expected life of the product platform to which they are related.

Estimating Impairment on Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

Management assesses the value in use of property, plant and equipment, intangible assets and right-of-use assets mainly at groups of CGU level using a discounted cash flow approach by product line based on annual budget and strategic plan process. When the Company acquired the recreational products business from Bombardier Inc. in 2003, trademarks and goodwill were recorded as part of the business acquisition. As at January 31, 2021, $122.6 million of trademarks and $114.7 million of goodwill were related to this transaction. In addition, trademarks of $76.7 million and goodwill of $1.3 million were recorded following various business combinations that occurred after 2003.

(i) Trademarks and Goodwill Impairment Test

For the purpose of impairment testing, trademarks are allocated to their respective CGU. As at January 31, 2021, after the impairment charge taken, the carrying amount of trademarks amounting to $199.3 million related to Ski-Doo, Sea-Doo, Alumacraft, Manitou, Quintrex and Stacer is $63.5 million, $59.1 million, $19.2 million, $37.2 million, $15.4 million and $4.9 million respectively.

Following the creation of the Powersports and Marine segments during Fiscal 2019, the Company has fully allocated the goodwill of $114.7 million created in 2003 to the Powersports segment.

Recoverable Amount

The recoverable amount for the group of CGU is based on a value-in-use calculation using cash flow projections, which takes into account the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. The figures used as the basis for the key assumptions in the value-in-use calculation includes sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value. In addition, a market approach was performed to assess the reasonability of the conclusions reached.

(ii) Sensitivity analysis

The Company performs sensitivity analysis on the cash flows and discount rates in order to confirm that the trademarks and goodwill are not impaired. The analyses are presented in isolation from one another and all the other estimates are unchanged. The result is that a 5% decrease in the estimated future cash flows or an increase of 100 basis points in the discount rates used would not have resulted in an additional impairment charge as at January 31, 2021.

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability, Sales Program and Restructuring

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of regular warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims, based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Restructuring provision is initially estimated based on restructuring plan estimated costs in relation to the plan elements approved by management. Restructuring provision is reviewed at each period end in order to take into account updated information related to the realization of the plan. If necessary, the provision is adjusted accordingly.

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating the incremental borrowing rate used in measuring lease liability

Management makes estimates in the determination of the incremental borrowing rate used to measure the lease liability for each lease contract when the interest rate implicit in the lease is not readily available. The incremental borrowing rate should reflect the interest rate the Company would have to pay to borrow the same asset at a similar term and with a similar security.

Estimating the lease term

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity and are based on transactions with third-parties only.

Future Accounting Changes

Interest Rate Benchmark Reform – Phase 2

In August 2020, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 7 “Financial Instruments: Disclosure”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases” to address issues arising from the implementation of the interest rate benchmark reform, including the replacement of one benchmark with an alternative one. The amendments provide relief to accounting for the modifications required by the interest rate benchmark reform and hedge accounting. In addition, the amendments to IFRS 7 require additional disclosures related to the reform. The amendments will become effective for the Company fiscal year beginning on February 1, 2021. The Company has determined the adoption of the amendments is not expected to have a significant impact on its consolidated financial statements.

Other standards or amendments

The IASB has issued other standards or amendments to existing standards that are not expected to have a significant impact on the Company’s consolidated financial statements.

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and
●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2021, that the Company’s disclosure controls and procedures were ineffective as a result of a material weakness identified in the Company’s internal control over financial reporting, which is further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s report on internal control over financial reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2021, that the Company’s internal control over financial reporting was ineffective as a result of an identified material weakness.

As previously disclosed throughout Fiscal 2021, management determined it did not design and maintain effective information technology general controls (ITGCs) in the areas of user access security, system change management and job processing for certain information technology (IT) systems that support the Company’s financial reporting processes. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected IT systems were ineffective because they could have been adversely impacted. There were no material adjustments to the Company’s audited consolidated financial statements for the period ended January 31, 2021 and prior, however, as a result of the material weakness identified a possibility exists that material misstatements in the Company’s financial statements would not be prevented or detected on a timely basis in the future.

Management will continue to design and implement certain remedial measures throughout Fiscal 2022 including the design, review and appropriate modification of access in the affected systems, in addition to monitoring controls to prevent and detect inappropriate or unauthorized access or activities. In addition, various aspects of the logical access process will be automated to reduce the possibility of manual error. Management will also work with control owners to improve the quality of evidence retained to support the operation of change management controls.

The Company has and will continue to take actions to remediate the material weakness, but the weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above.

The President and Chief Executive Officer and the Chief Financial Officer do not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weakness, management has concluded that the Company’s audited consolidated financial statements as at and for the three- and twelve-month periods ended January 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. There were no material adjustments to the Company’s audited consolidated financial statement for the year ended January 31, 2021 and there were no changes to previously released financial results.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2021, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Dividend

On March 24, 2021, the Company’s Board of Directors declared a quarterly dividend of $0.13 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on April 19, 2021 to shareholders of record at the close of business on April 5, 2021.

The Board of Directors has determined that this quarterly dividend is appropriate based on several relevant factors, including, without limitation, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facilities or other material agreements) and solvency tests imposed by corporate law.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

Risk Factors

The risks and uncertainties described in this MD&A are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material, the Company’s business, guidance, prospects, financial condition, results of operations and cash flows and consequently the price of the subordinate voting shares could be materially and adversely affected. Furthermore, all of the risk factors listed below have been or may be exacerbated by the COVID-19 pandemic and its impact on the global economy and the Company’s operations.

Economic conditions that impact consumer spending may have a material adverse effect on the Company’s business, results of operations or financial condition

The Company’s business is cyclical in nature, and the Company’s products compete with a variety of other recreational products and activities for consumers’ discretionary income and leisure time. The Company’s results of operations are sensitive to changes in overall economic conditions, primarily in North America and Europe, that impact consumer spending and particularly discretionary spending. Fluctuations in economic conditions that result in high levels of unemployment in the Company key markets, or market volatility, such as those experienced in connection with the ongoing COVID-19 health crisis, may negatively affect disposable consumer income such as personal income levels, the availability of consumer credit, employment levels, consumer confidence, business conditions, changes in housing market conditions, capital markets, tax rates, savings rates, interest rates, exchange rates, fuel and energy costs, tariffs. Natural disasters, acts of terrorism, epidemic or pandemic outbreaks, or other similar events, could also reduce consumer spending generally or discretionary spending in particular. Such reductions could materially adversely affect the Company’s business, results of operations or financial condition. Changes in economic conditions could also result in a deterioration or increased volatility in the credit and lending markets, which could adversely impact the consumers who purchase the Company’s products from dealers and rely upon financing for such purchases as well as the availability of financing arrangements for dealers and distributors to finance their inventory. If financing is not available to consumers or dealers and distributors on satisfactory terms, the Company’s business, results of operations or financial condition could be materially adversely affected.

The continued spread of the COVID-19 around the globe and the responses of governmental authorities and corporate entities, including through mandated or voluntary shutdowns, have led to, and could continue to lead to, a general slow-down in the global economy and the Company’s business with temporary disruptions and slowdowns to our workforce and facilities, our consumers, our sales and operations and our supply chain. The situation is dynamic and changing day-to-day, such that the Company will continue to monitor it closely as it develops and will take appropriate measures to mitigate any impact on the Company.

Any decline in the social acceptability of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition

Demand for the Company’s products depends in part on their social acceptability. Public concerns about the environmental impact of the Company’s products or their perceived safety could result in diminished social acceptance. Circumstances outside the Company’s control, such as social action to reduce the use of fossil fuels, could also negatively impact consumers’ perceptions of the Company’s products. Any decline in the social acceptability of the Company’s products could negatively impact their sales or lead to changes in laws, rules and regulations that prevent their access to certain locations, including trails and lakes, or restrict their use or manner of use in certain areas or during certain times. Additionally, while the Company has implemented various initiatives to address these risks, including the improvement of the environmental footprint and safety of its products, there can be no assurance that the perceptions of the Company’s customers will not change. Consumers’ attitudes towards the Company’s products and the activities in which they are used also affect demand. Any failure by the Company to maintain the social acceptability of its products could impact its ability to retain existing customers or attract new ones which, in turn, could have a material adverse effect on its business, results of operations or financial condition.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings

The Company reports its financial results in Canadian dollars and the majority of its sales and operating costs are realized in currencies other than the Canadian dollar. In Fiscal 2021, 55.6% of the Company’s revenues were realized in the United States. The Company is also exposed to other currencies such as the Australian dollar, the Brazilian real, the Euro, the Mexican peso, the Norwegian krone, the Swedish krona and the Russian rubble. If the value of any currencies in which sales are realized depreciates relative to the Canadian dollar, the Company’s foreign currency revenue will decrease when translated to Canadian dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the Canadian dollar, the Company’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in the Company’s sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates could create discrepancies between the Company’s sales and its operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Company’s products in markets where they face competition from manufacturers who are less affected by such fluctuations in exchange rates.

In addition, the Company’s indebtedness under its Term Facility and a portion of the Revolving Credit Facilities are denominated in U.S. dollars. As a result, any strengthening of the U.S. dollar versus the Canadian dollar or any revaluation of the denomination of the Term Facility into Canadian dollars at the end of each reporting period can result in significant fluctuations of net income, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

While the Company actively manages its exposure to foreign-exchange rate fluctuations and enters into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign-exchange hedging contracts in place for some currencies in which it does business. As a result, there can be no assurance that the Company’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Company will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

The Company has, and is expected to continue to have and incur, a significant amount of indebtedness and there can be no assurance that it will be able to pay its indebtedness as it becomes due

The Company has, and is expected to continue to have and incur, a significant amount of indebtedness, including obligations under the Revolving Credit Facilities as well as substantial obligations under the Term Facility. In addition, the Company may incur greater levels of indebtedness as a result of challenging economic or other conditions affecting the Company. For example, in the first half of Fiscal 2021 the Company entered into an incremental U.S. $600.0 million tranche (Term Loan B-2) to bolster its liquidity position as economic conditions grew more uncertain, which Term Loan B-2 has now been repaid using cash from the Company’s balance sheet along with proceeds from an increase of the amount outstanding under the Term Loan B-1 by U.S. $300.0 million. The amount of indebtedness that the Company has from time to time may, among other things, limit the Company’s ability to obtain additional financing, require the Company to dedicate a substantial portion of its cash flow generated from operations to payments on its indebtedness or fixed costs (thereby reducing the funds available for other purposes), make the Company more vulnerable to economic downturns, or limit the Company’s flexibility in planning for, or reacting to, competitive pressures or changes in its business environment, any of which could, in turn, have a material adverse effect on its business, results of operations or financial condition.

The ability of the Company to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. In addition, as the Company incurs indebtedness that bears interest at fluctuating interest rates and is mainly denominated in U.S. dollars, to the extent that interest rates increase or the U.S. dollar appreciates relative to the Canadian dollar, its interest expense will increase. Each of these factors is, to a large extent, subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Company’s control. Any failure by the Company to generate sufficient cash from its operations to pay its debt and other financial obligations could have a material adverse effect on its business, results of operations and financial condition.

The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company

The Company relies on net cash generated from its operating activities as its primary source of liquidity. To support the Company’s business and execute its growth strategy as planned, the Company will need to continue to generate significant amounts of cash from operations, including funds to pay personnel, invest further in its infrastructure and facilities and invest in research and development. In case of decreasing capacity of the Company to generate cash from operations, the eventual recovery of the Company may be delayed due to factors such as the cyclical nature of the Company’s business, the seasonality of certain of its products, and the inventory levels of the Company, and that of its distributors and dealers. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital, through debt or equity financings, to fund its business or execute its growth strategy. Conditions in the credit markets (such as availability of financing, fluctuations in interest rates and deterioration of the global economic condition, including as experienced in connection with the ongoing COVID-19 health crisis) may make it difficult for the Company to obtain such financing on attractive terms, or even at all. Additional debt financing that the Company may undertake may be expensive and might impose on it covenants that restrict the Company’s operations and strategic initiatives, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its capital shares, make investments or engage in merger, consolidation and asset sale transactions. Any equity financing may also be on terms that are dilutive to the Company’s shareholders, and the prices at which new investors would be willing to purchase equity securities may be lower than the price per share of the Company’s subordinate voting shares. If new sources of financing are required, but are unattractive, insufficient or unavailable, then the Company could be required to modify its business plans or growth strategy based on available funding, if any, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Unfavourable weather conditions may reduce demand and negatively impact sales and production of certain of the Company’s products

The sales of the Company’s products are affected by unfavourable weather conditions. Unfavourable weather in any particular geographic region may have a material adverse effect on sales of the Company’s products in that region. In particular, lack of snowfall during winter may materially adversely affect snowmobile sales, while excessive rain before and during spring and summer may materially adversely affect sales of off-road vehicles, three-wheeled vehicles, PWCs, boats and marine propulsion systems. To the extent that unfavourable weather conditions are exacerbated by global climate change or otherwise, the Company’s sales may be affected to a greater degree than previously experienced. There is no assurance that unfavourable weather conditions could not affect the Company’s sales for any of its products, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The failure of the Company’s information technology systems or a security breach could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s global business operations are managed through a variety of information technology systems. These systems govern all aspects of the Company’s operations around the world. The Company is dependent on these systems for all commercial transactions, financial reporting, dealership and distributorship interactions, and supply chain and inventory management. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with a major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company is continually modifying and enhancing its IT systems and technologies to increase productivity and efficiency. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company and its dealers and distributors receive and store personal information in connection with their human resources operations, credit operations, warranty management, marketing efforts and other aspects of their businesses. Additionally, the Company maintains financial information in its IT system and exchanges electronically information with a large number of trading partners across all aspects of its commercial operations. The Company makes significant investments in research and development each year and data from such activities is maintained in the Company’s IT systems. Any security breach of the Company’s IT systems could result in disruptions to its operations, erroneous transactions or reporting, loss of data from research and development activities or the devaluation of intellectual property. The Company has security measures and controls in place to protect personal and business information, and on an ongoing basis, continues to make investments to reinforce secure access to our information technology network. In addition, despite the Company’s preventive efforts to address cybersecurity threats, these threats are increasingly complex and can change frequently such that the Company may be unable to proactively address those threats or implement adequate preventive measures. Further, the work-from-home measures implemented in response to the COVID-19 crisis present cybersecurity challenges, as the Company’s security and control measures might fail to adapt to a remote environment. While the Company has deployed additional protective measures including advanced threat hunting, real time response and Operational Technology (OT) surveillance services, it is not completely immune from these increasing cybersecurity threats. To To the extent that a cybersecurity breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential or personal information, it could cause significant damage to the Company’s reputation, affect its relationships with its customers, lead to claims against the Company and ultimately materially adversely affect its business, results of operations or financial condition.

The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates

The Company manufactures its products in Australia, Austria, Canada, Finland, Mexico and the United States. The Company maintains sales and administration facilities in approximately 20 countries. The Company’s primary distribution facilities distribute the Company’s products to its North American dealers and the Company relies on various other locations around the world, including in Australia, Belgium, Finland and Russia, that distribute its products to its international dealers and distributors. The Company’s total sales outside Canada and the United States represented 28.9% of the Company’s total sales for Fiscal 2021 and the Company intends to continue to expand its international operations by investing in developing its dealer network and promoting the Company’s brands and products in international markets. International markets have been and are expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changes in free-trade arrangements, tariffs, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the ongoing COVID-19 health crisis, could adversely affect such growth. With its global spread, COVID-19 was declared a pandemic by the World Health Organization, which caused various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. As a result, the Company took temporary measures to suspend or reduce operations at its manufacturing plants and distribution facilities. Despite the lifting of most of these measures, recent resurgences and continued spread of the virus in jurisdictions where the Company operates, and any further resurgences of the pandemic, may cause the reintroduction of previously loosened or eliminated restrictions or impositions of new restrictions that could potentially be more onerous. As such, the duration of the business disruptions internationally and related financial or operational impacts on the Company will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope and additional subsequent waves of the COVID-19 outbreak and the actions and measures that will be taken in each jurisdiction to contain or treat the COVID-19 outbreak as well as their effectiveness.

Additionally, the expansion of the Company’s existing international operations and entry into additional international markets require significant management attention and financial resources. The risks inherent in having sales or operations in foreign countries include:

●	increased costs of adapting products for foreign countries’ laws, rules and regulations;

●	difficulties in managing and staffing international operations and increased infrastructure and operational costs;

●

risk of travel advisories or travel restrictions related to the outbreak of contagious illnesses, such as the COVID-19 health crisis that continues to impact several geographic locations, which could impact the Company’s ability to operate in certain markets and/or manage our operations in those markets;

●

the imposition of additional Canadian or foreign governmental controls or regulations; new or enhanced trade restrictions and restrictions on the activities of foreign agents, representatives, and distributors; the imposition of increased costs or delays, or the introduction of new import and export licensing and other compliance requirements, customs duties or tariffs, or other non-tariff barriers to trade;

●	breaches or violation of any anti-corruption laws, rules or regulations by any of the Company’s employees, consultants, dealers or distributors;

●

the imposition of Canadian and/or international sanctions against a country, company, person, or entity with whom the Company does business which restricts or prohibits the Company’s continued business with the sanctioned country, company, person, or entity;

●	international pricing pressures;

●	laws and business practices favouring local companies;

●	governmental expropriation;

●	the imposition of any travel or trade restrictions, or other similar restrictions impacting commercial activities among countries;

●	adverse currency exchange rate fluctuations;

●	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and

●	difficulties and inconsistencies relating to the enforcement of laws, rules, and regulations, including rules relating to environmental, health, safety and intellectual property matters.

The Company has three operating manufacturing facilities in Mexico, one of which is under expansion and a fourth one currently in construction, which could be impacted by changes in economic, regulatory, social or political conditions affecting such country. In the past, Mexico has been subject to political instability, changes and uncertainties and there can be no assurance that similar events will not occur again in the future. In addition, the impact of any changes in economic, regulatory, social and political conditions affecting Mexico would be beyond the Company’s control, and there can be no assurance that any mitigating actions by the Company would be effective. As a result, the Company’s business, results of operations or financial condition could be materially adversely affected by any significant change in economic, regulatory, social and political conditions affecting Mexico. Moreover, goods produced in Mexico and Canada and sold to the United States benefit from the Canada-United States-Mexico Agreement (CUSMA), which has been signed and ratified by all three countries and implemented on July 1, 2020. At this time, the Company does not anticipate any further material adverse effect as a result of the continued implementation of CUSMA.

Supply problems, termination or interruption of supply arrangements or increases in the cost of materials could have a material adverse effect on the Company’s business, results of operations or financial condition

The primary raw materials used in manufacturing the Company’s products are aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Certain suppliers provide the Company with certain product parts and components. In some instances, the Company also purchases systems, components, raw materials and parts that are derived from a single source and which may represent an increased risk of supply disruptions. The Company cannot be certain that it will not experience supply problems, such as the untimely delivery of, or defects or variations in, raw materials, parts or components. At present, there is a risk of production stoppages and slowdowns resulting from government regulation and prevention measures being undertaken in response to the resurgence and continued spread of the COVID-19 virus in several jurisdictions where the Company operates, which could lead to supply disruptions and delivery delays for the Company. Given this context, the Company has been forced to, and expects to continue to, take additional measures to secure its supply chain and maintain its production, including the use of expedited freight or air freight, resulting in additional costs for the Company. Any prolonged disruption in the supply could have a material adverse effect on the Company’s operations or profitability and the insolvency, bankruptcy, financial restructuring or force majeure event of any critical suppliers could result in the Company incurring unrecoverable costs related to the financial work-out or resourcing costs of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts.

As well, the Company obtains certain of the raw materials, parts and components it uses from either sole suppliers or a limited number of suppliers. If these supply arrangements were terminated or interrupted for reasons such as supplied goods not meeting the Company’s quality or safety standards or the suppliers’ operations being disrupted as a result of a variety of internal or external risks, including a deterioration in general economic conditions, which may be the case as a result of the ongoing COVID-19 health crisis, the Company could have difficulty establishing substitute supply arrangements on satisfactory terms. Problems with the Company’s supplies could have a material adverse effect on the Company’s business, results of operations or financial condition.

Moreover, the Company’s profitability is affected by significant fluctuations in the prices of the raw materials, parts and components it uses. The Company may not be able to pass along price increases in raw materials, parts or components to its customers. As a result, an increase in the cost of raw materials, parts and components used in the manufacturing of the Company’s products could reduce its profitability and have a material adverse effect on its business, results of operations or financial condition.

The Company’s results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of its business

The Company’s results of operations experience substantial fluctuations from quarter to quarter and year to year. In general, retail sales of the Company’s products are highest in their particular season of use and in the immediately preceding period. For example, retail sales for snowmobiles will be highest in fall and winter, retail sales for PWCs will be highest in spring and summer and retail sales for boats will be highest in winter and spring. Revenues in the first half of the fiscal year have generally been lower than those in the second half. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products. In addition, the Company’s dealers and distributors may modify orders, change delivery schedules or change the mix of products ordered. The Company may also make strategic decisions to deliver and invoice products at certain dates in order to lower costs or improve supply chain efficiencies. As a result, the Company’s results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, the Company incurs significant additional expenses in the periods leading up to the introduction of new products which may also result in fluctuations in the Company’s results of operations. The Company’s annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond its control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which the Company expects will continue. This seasonality in revenues, expenses and margins, along with other factors that are beyond the Company’s control, including general economic conditions, changes in consumer preferences, weather conditions, tariffs, free-trade arrangements, the cost or availability of raw materials or labour, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect the Company’s business, results of operations or financial condition.

The Company is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs

The Company is subject to federal, provincial/state and local/municipal laws, rules and regulations in Canada, the United States and other countries regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase the Company’s capital or operating costs, all of which could have a material adverse effect on the Company’s business, results of operations or financial condition. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify the Company’s products, or harm to its reputation, which could have a material adverse effect on the Company’s business, results of operations or financial condition. Certain jurisdictions require or are considering requiring a license to operate the Company’s products. While such licensing requirements are not expected to be unduly restrictive, they may deter potential customers, thereby reducing the Company’s sales. The Company’s products are also subject to laws, rules and regulations imposing environmental, noise emission, zoning and permitting restrictions, which laws, rules and regulations are subject to change and may limit the locations where the Company’s products may be sold or used or restrict their use during certain times or on certain conditions. In the last year, the Company also had to adapt its health and safety measures throughout its facilities to comply with new local regulations in connection with the COVID-19 health crisis, resulting in incremental costs to the Company. Additional costs and investments might be required in the future if new regulations or restrictions are put in place.

Climate change is receiving increasing attention worldwide. A perceived consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Greenhouse gas regulations could require the Company to purchase allowances to offset the Company’s own emissions or result in an overall increase in costs of raw materials or operating expenses, any of which could reduce competitiveness in a global economy or otherwise have a material adverse effect on the Company’s business, results of operations or financial condition. Many of the Company’s suppliers face similar circumstances. Moreover, the Company may face greater regulatory or customer pressure to develop products that generate less emissions. This may require the Company to spend additional funds on research and development and implementation and subject the Company to the risk that the Company’s competitors may respond to these pressures in a manner that gives them a competitive advantage. The development of such products may also present challenges in maintaining the look, sound and feel of the Company’s products. While additional regulations of emissions in the future appear likely, it is too early to predict whether such regulation could ultimately have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, current or previous owners or occupants of property may become liable for the contamination of such property and, as a result, may be liable for the costs of investigating, removing and monitoring any hazardous substances found on the property. Given the nature of the Company’s manufacturing activities and the fact that certain of its facilities have been in operation for many years, the Company and the prior owners or occupants of its property may have generated and disposed of materials that are or may be considered hazardous. The Company is aware of certain current environmental liabilities in relation to certain of its property and it is possible that additional environmental liabilities may arise in the future as a result of any prior or future generation or disposal of hazardous materials. The Company may therefore incur material costs and obligations related to environmental compliance and remediation matters in the future. Any failure to comply with, or the compliance with, any applicable environmental laws, rules or regulations, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has a relatively large fixed cost base that can affect its profitability in a declining sales environment

The fixed costs involved in owning and operating the Company’s facilities can reduce the Company’s gross profit margins when sales and production decline, such as could be the case as a result of the ongoing COVID-19 health crisis if previously loosened or eliminated restrictions are reintroduced or new onerous restrictions are imposed. The Company’s profitability is dependent, in part, on its ability to spread fixed costs over an increasing number of products sold and shipped, and if the Company is required to reduce its rate of production, gross profit margins could be negatively affected. Consequently, decreased demand can lower the Company’s ability to absorb fixed costs, which could have a material adverse effect on its business, results of operations or financial condition.

The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s dealers and distributors require adequate liquidity to finance their operations and to purchase the Company’s products. Dealers and distributors are subject to numerous risks and uncertainties that could unfavourably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis and on reasonable terms. The Company currently has agreements in place with large financing companies to provide inventory financing to its dealers and distributors to facilitate their purchase of the Company’s products. These sources of financing are instrumental to the Company’s ability to sell products through the Company’s distribution network, as a significant percentage of the Company’s sales are done under such arrangements. The Company’s business, results of operations or financial condition could be materially adversely affected if a decline in financing availability to the Company’s dealers and distributors occurs, or if financing terms change unfavourably, which may be the case as a result of the ongoing COVID-19 health crisis. This could require the Company to find alternative sources of financing, including the Company potentially providing financing directly to dealers and distributors, which could require additional capital to fund the associated receivables. In the event of a dealer or distributor default, the Company may be required to purchase new and unused products at the total unpaid principal balance to the finance company from financing companies providing inventory financing to the Company’s dealers and distributors, subject to certain caps. Any requirement of the Company to purchase the inventory of several of its dealers or distributors could result in a material adverse effect on the Company’s business, results of operations or financial condition.

The Company faces intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations could materially adversely impact the Company’s business, results of operations or financial condition

The powersports industry is highly competitive. Competition in such industry is based upon a number of factors, including price, quality, reliability, styling, product features, warranties and overall consumer experience. At the dealer and distributor level, factors impacting competition include sales and marketing support programs such as retail sales promotions, dealer and distributor performance bonuses, and dealer and distributor inventory financing. Some of the Company’s competitors are more diversified and have financial and marketing resources that are substantially greater than the Company’s, which allow these competitors to invest more heavily in intellectual property, product development, sales and marketing support and innovative consumer offers. The Company is also subject to competitive pricing. Such pricing pressure may limit the Company’s ability to maintain prices or to increase prices for its products in response to raw material, component and other cost increases, and therefore negatively affect the Company’s profit margins.

In addition, the industries in which the Company does business may experience significant change in the coming years. Participants are disrupting, and could continue to disrupt, the historic business model of such industries through the introduction of new technologies, products or services as well as by establishing alternative sales channels. The Company expects to face increased pressure in the future to develop new products and services, including products and services that could be viewed as falling outside its historical core business such as electric vehicles and digital services. With the demand for digital capabilities further enhanced by the COVID-19 crisis, a failure to keep pace with customer demands or to react to or anticipate changing trends in a timely and cost-efficient manner could affect the Company’s customer base and limit our ability to attract new customers. Although the Company accelerated its digital transformation in response to the COVID-19 crisis and increased customer demands, its competitors may adapt their customer experience more rapidly or in a more cost-efficient manner, which could adversely affect the Company’s business, results of operations or financial condition, reputation and brand value.

The process of designing and developing new technologies, products and services is complex, costly and uncertain, requires extensive capital investment and is dependent upon the ability to recruit and retain talent. There can be no assurance that future innovation is achievable or will occur in a timely manner, or that competitors of the Company will not be able to develop new technologies, products and services before the Company does or that it will acquire technologies on an exclusive basis or at a significant price advantage. If the Company is not able to compete with new products, product features, models or product prices of its competitors, to attract new dealers and distributors, or to adapt to changing consumer habits or disruption in historical business models, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company may be unable to successfully execute its growth strategy

The Company’s strategic plan established by management includes an organic growth strategy, which is focused mainly on the development of new products and features, and may involve from time to time growth through strategic acquisitions, investments, alliances, joint ventures and similar transactions.

While the Company makes significant investments in research and development and emerging product lines, there can be no assurance that it will be able to continue to successfully enhance its existing products, develop new innovative products and distinguish its products from its competitors’ products through innovation and design. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product and manufacturing process levels and the Company may not be able to develop product improvements or new products in a timely manner, notably in light of temporary slowdowns or suspensions of production lines that have happened and could continue to happen as a result of the ongoing COVID-19 health crisis. The new products of the Company’s competitors may access the market more rapidly, be more effective with more features and/or less expensive than the Company’s products, obtain better market acceptance, or render the Company’s products obsolete. The Company may therefore not be able to satisfy the needs and preferences of customers and compete effectively with its competitors. Product development requires significant financial, technological and other resources. The Company expended approximately $242.3 million in research and development in Fiscal 2021. There can be no assurance that the Company will be able to sustain this level of investment or that this level of investment in research and development will be sufficient to successfully maintain the Company’s competitive advantages in product innovation and design in the future. Further, the sales of any new products are expected to decline over such new products’ life cycle, with sales being higher early in the life cycle of the new products and sales decreasing over time as the new products age. The Company cannot predict the length of the life cycle for any new product. Any failure by the Company to continue to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance could have a material adverse effect on the Company’s business, results of operations or financial condition. In addition, even if the Company is able to successfully develop improvements to existing products and develop new products, there is no guarantee that the markets for the Company’s existing products and new products will evolve as anticipated. If any of the markets in which the Company’s existing products compete do not develop as expected, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company has completed acquisitions in the past years and it may also consider pursuing acquisitions, investments, alliances, joint ventures or similar transactions in the future. Any such transactions would involve a number of risks, including:

●	difficulties in integrating the operations of any acquired or new businesses with the Company’s existing operations and the failure by management to accomplish such integration successfully;

●

the necessity to raise additional capital, through debt or equity, or use cash that would otherwise have been available to support the Company’s existing business operations and research and development activities to finance the transaction (see “Risk Factors — The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company”);

●	the diversion of management’s attention;

●	difficulties in realizing projected efficiencies, cost savings and synergies;

●	the potential loss of key employees or customers of an acquired business or adverse effects on existing business relationships with suppliers and customers;

●	a negative impact on overall profitability if any acquired or new businesses do not achieve the financial results projected in the Company’s valuation models;

●	dilution to existing shareholders if securities of the Company are issued as part of transaction consideration or to fund the transaction consideration; and

●

the inability to direct the management and policies of any acquired business, joint venture, strategic alliance, or partnership, particularly in circumstances where other participants may be able to take action contrary to the Company’s instructions or requests and against its policies and objectives.

The Company’s ability to grow through strategic acquisitions, investments, alliances, joint ventures or other similar transactions will depend, among other things, on the availability of such strategic opportunities, their cost, their terms and conditions, the Company’s ability to compete effectively for such strategic opportunities and the availability to the Company of required capital and personnel. The Company may also be precluded from pursuing such transactions as a result of financial or other covenants in agreements to which it is a party. The Company’s inability to take advantage of future strategic opportunities, or its failure to successfully address the risks associated with any strategic opportunities that is completed, could have a material adverse effect on the Company’s business, results of operations or financial condition.

If the Company fails to maintain an effective system of internal control over financial reporting, the Company may not be able to produce accurate and timely financial statements

Ensuring that the Company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. In connection with the audit of the Company’s consolidated financial statements for the fiscal year ended January 31, 2021, management has identified a material weakness in the Company’s internal control over financial reporting. If the Company fails to correct any material weakness in its internal controls, or having corrected such material weakness, thereafter fails to maintain the adequacy of its internal controls, the Company may be unable to report its financial results accurately, which could increase operating costs and harm its business, including investors’ perception of its business and the price of its subordinate voting shares. The actions that the Company has taken in the past and plans to take to remediate a material weakness are subject to continued management review supported by confirmation and testing, as well as Audit Committee oversight. While management expects changes will be made including in its IT systems and infrastructures enabling it to fully remediate such material weakness, it cannot assure that it will be able to do so in a timely manner. Any continued or future failure to maintain adequate internal controls over financial reporting could materially adversely affect the Company’s business, results of operations or financial condition.

If the Company loses the services of members of its management team or employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected

Many members of the Company’s management team have extensive experience in the Company’s industry and with its business, products and customers. The loss of the technical, management and operational knowledge and expertise of one or more members of the management team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves the Company and would need to spend time usually reserved for managing the Company’s business to search for, hire and train new members of management. The loss of some or all of the members of Company’s management team, particularly if combined with difficulties in finding qualified substitutes, could negatively affect the Company’s ability to develop and pursue its business strategy, which could materially adversely affect the Company’s business, results of operations or financial condition.

In addition, the Company’s success depends to a large extent upon its ability to retain skilled employees. There is intense competition for qualified and skilled employees, and the Company’s failure to recruit, train and retain such employees could have a material adverse effect on its business, results of operations or financial condition. To implement and manage the Company’s business and operating strategies effectively, the Company must maintain a high level of efficiency, performance and content quality, continue to enhance its operational and management systems and continue to effectively attract, train, motivate and manage its employees. If the Company is not successful in doing so, it may have a material adverse effect on its business, results of operations or financial condition.

The risks to the Company of a pandemic, epidemic or other public health crisis, such as the ongoing COVID-19 pandemic, include risks to employee health and safety, prolonged restrictive measures put in place in order to control the outbreak and limitations on travel, which may result in temporary shortages of staff or unavailability of certain employees or consultants with key expertise or knowledge of the Company, impact on workforce productivity and increased medical costs/insurance premiums.

The Company’s success depends upon the continued strength of its reputation and brands

The Company’s well-established brands include Can-Am off-road vehicles (ATVs and SSVs) and Can-Am on-road vehicles (Spyder and Ryker vehicles), Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Rotax engines, and Evinrude outboard engines. The Company believes that its reputation and brands are significant contributors to the success of its business. Any negative publicity about the Company’s products could diminish customer trust, do significant damage to the Company’s reputation and brands and negatively impact sales. As the Company expands into new geographical markets, maintaining and enhancing its brands may become increasingly difficult and expensive, as consumers in these markets may not accept its brand image. Failure to maintain and enhance the Company’s brands in any of its markets may materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s brands and branded products could also be adversely affected by incidents that reflect negatively on the Company. Moreover, the negative impact of these events may be aggravated as the perceptions of consumers and others are formed based on modern communication and social media tools over which the Company has no control. The increasing use of social media has heightened the need for reputational risk management. Any actions the Company takes that cause negative public opinion have the potential to negatively impact the Company’s reputation, which may materially adversely affect its business, results of operations or financial condition.

An adverse determination in any significant product liability claim against the Company could materially adversely affect its business, results of operations or financial condition

The development, manufacturing, sale and usage of the Company’s products expose the Company to significant risks associated with product liability claims. If the Company’s products are defective, malfunction or are used incorrectly by its consumers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against the Company. Changes to the Company’s manufacturing processes and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that the Company may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of the Company’s products could have a material adverse impact on its business, results of operations or financial condition.

The Company does not believe the outcome of any pending product liability claim could have a material adverse effect on its business, results of operations or financial condition, and the Company has insurance with respect to future claims in amounts it believes to be appropriate. However, no assurance can be given that the Company’s historical claims record will not change, that material product liability claims will not be made in the future against the Company, or that claims will not arise in the future in excess or outside the coverage of the Company’s indemnities and insurance. The Company records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, the Company may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against the Company could also harm the Company’s reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Company’s business, results of operations or financial condition

The Company provides a limited warranty against defects for all of its products for a period generally varying from six months to five years. The Company may provide extended warranty coverage related to certain promotional programs, as well as extended warranty coverage in certain geographical markets as determined by local laws, rules or regulations and market conditions. The Company also provides a limited emissions warranty for certain emissions related parts in its products as required by the United States Environmental Protection Agency and the California Air Resources Board. Although the Company employs quality control procedures, it happens that a product manufactured by the Company needs repair or replacement or be recalled. The Company’s standard warranties require that dealers repair or replace defective products during such warranty periods at no cost to the consumer. The Company records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact earnings. The Company could make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety or consumer protection. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet the Company’s standards, the Company fails to perform its risk analysis systematically or product-related decisions are not fully documented. Historically, product recalls have been administered through the Company’s dealers and distributors. The repair and replacement costs that the Company could incur in connection with a recall could have a material adverse effect on the Company’s business, results of operations or financial condition. Product recalls could also harm the Company’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of the Company’s products, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company relies on a network of independent dealers and distributors to manage the retail distribution of its products

The Company depends on the capability of its independent dealers and distributors to develop and implement effective retail sales plans to create demand among retail purchasers for its products. If the Company’s independent dealers and distributors are not successful in these endeavours, then the Company will be unable to maintain or grow its sales. The measures taken by governmental authorities from time to time in connection with the ongoing COVID-19 health crisis, including with respect to labour stoppages, business interruptions or temporary shutdowns may impact the ability of our independent dealers and distributors to carry out their retail sales plans for a certain period of time.

Further, independent dealers and distributors may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, including weakened consumer spending or tightened credit. Inability to fund operations can force dealers and distributors to cease business, and the Company may not be able to obtain alternate distribution in the vacated market, which could negatively impact the Company’s sales through reduced market presence or inadequate market coverage. In the event of a dealer or distributor default under any financing arrangement, the Company may also be required to repurchase such dealer’s or distributor’s inventory from the financing company. See “Risk Factors - The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition”. In addition to dealers or distributors ceasing business, in some cases, the Company may seek to terminate relationships with some dealers or distributors leading to a reduction in the number of its dealers or distributors. Being forced to liquidate a former dealer’s or distributor’s inventory of the Company’s products could add downward pressure on such products’ prices. Further, the unplanned loss of any of the Company’s independent dealers or distributors may create negative impressions of the Company with its retail customers and have a material adverse impact on the Company’s ability to collect wholesale receivables that are associated with that dealer or distributor. Also, if the Company’s dealer and distributor base were to consolidate, competition for the business of fewer dealers and distributors would intensify. If the Company does not provide product offerings and pricing that meet the needs of its dealers and distributors, or if the Company loses a substantial amount of, or is not able to expand in certain key regions as North America, its dealer and distributor base, its business, results of operations or financial condition could be materially adversely affected.

The Company sells a majority of its products through dealer and distributor agreements. In general, distributors are contractually obligated to offer the Company’s products on an exclusive basis. On the other hand, many of the dealers through which the Company sells its products also carry competing product offerings and most dealers who sell the Company’s products exclusively are not contractually obligated to continue to do so and may choose to sell competing products at any time, which may lower the Company’s sales. The Company also relies on its dealers and distributors to service and repair its products. There can be no assurance that its dealers and distributors will provide high quality repair services to the Company’s customers. If dealers or distributors fail to provide quality service during either trial, delivery or after-sales service to the Company’s customers, the Company’s brand identity and reputation may be damaged, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company depends upon the successful management of the inventory levels, both at the Company’s and the dealers’ and distributors’ levels, and any failure to successfully manage inventory levels could have a material adverse effect on the Company’s business, results of operations or financial condition

The Company must maintain sufficient inventory levels to operate its business successfully. However, the Company must also guard against accumulating excess inventory as it seeks to minimize lost sales. The nature of the Company’s product lines requires the Company to purchase supplies and manufacture products well in advance of the time these products are offered for sale. As a result, the Company may experience difficulty in responding to a changing retail environment, such as the one currently caused by the ongoing COVID-19 health crisis, which may lead to excess inventory or to inventory shortages if supply does not meet demand.

Sales for certain product lines are managed through longer term purchase commitments, and the Company plans annual production levels and long-term product development and introduction based on anticipated demand, as determined by the Company in reliance on its own market assessment and regular communication with its dealers, distributors and other customers. If the Company does not accurately anticipate the future demand for a particular product or the time it will take to adjust inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted, including through lower gross profit margins due to greater than anticipated discounts and markdowns that might be necessary to reduce inventory levels. On the other hand, the sales of certain other product lines are managed through shorter-term purchase commitments, and the Company has introduced a flexible order management system for some of its products. Any failure by the Company to maintain adequate inventory levels for such products, which the Company has experienced as a result of the COVID-19 health crisis, have resulted, and could continue to result in undesirable delivery delays for its customers or result in the loss of certain sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations or financial condition.

Additionally, the Company’s dealers and distributors could decide to reduce the number of units of the Company’s products they hold. Such a decision would likely require the Company to reduce its production levels, thus resulting in lower rates of absorption of fixed costs in the Company’s manufacturing facilities and lower gross profit margins. If the Company’s dealers and distributors then placed additional orders for the Company’s products, this could impair the Company’s ability to respond rapidly to these demands and adequately manage its inventory levels, which could materially adversely affect its business, results of operations or financial condition.

The Company may be unable to protect its intellectual property or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property

The Company’s success depends in part on its ability to protect its patents, trademarks, copyrights and trade secrets from unauthorized use by others. If substantial unauthorized use of the Company’s intellectual property rights occurs, the Company may incur significant costs in enforcing such rights by prosecuting actions for infringement of its rights, particularly taking into account that policing unauthorized use of the

Company’s intellectual property may be particularly difficult outside North America and Europe. Such unauthorized use could also result in the diversion of engineering and management resources to these matters at the expense of other tasks related to the business. Others may also initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or allege that the Company infringes their patents, trademarks, copyrights or trade secrets. If the Company’s competitors initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or allege that the Company infringes theirs, the Company may incur substantial costs to defend its rights. If the outcome of any such litigation is unfavourable to the Company, its business, results of operations or financial condition could be materially adversely affected. The Company also cannot be sure that the patents it has obtained, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of its products and technology by others. If the Company is unable to protect its technology through the enforcement of intellectual property rights, its ability to compete based on technological advantages may be harmed. If the Company fails to prevent substantial unauthorized use of its trade secrets, it risks the loss of certain competitive advantages, which could have a material adverse effect on its business, results of operations or financial condition.

Some of the Company’s direct competitors and indirect competitors may have significantly more resources to direct toward developing and patenting new technologies. It is possible that the Company’s competitors will develop and patent equivalent or superior engine and motor technologies and other products that compete with the Company’s products. They may assert these patents against the Company and the Company may be required to license these patents on unfavourable terms or cease using the technology covered by these patents, either of which could harm the Company’s competitive position and may materially adversely affect its business, results of operation or financial condition.

Additionally, the Company has been and could in the future be a defendant in patent proceedings or similar actions and if it is unsuccessful in its defense of any of these actions, there could be material adverse consequences including payment of monetary damages, licensing of patents on unfavourable terms, limitations on its ability to use certain technology and removal of desirable features from the Company’s products. Even if the Company was able to defeat such claims, the allegation that it is infringing on others’ intellectual property rights could harm its reputation and cause it to incur significant costs in connection with its defense of these actions. Also, from time to time, third parties have challenged, and may in the future try to challenge, the Company’s trademark rights and branding practices. The Company may be required to institute or defend litigation to enforce its trademark rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. If the Company loses the use of a product name, its efforts spent building that brand will be lost and it will have to rebuild a brand for that product, which it may or may not be able to do.

The Company may not be able to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints

One of the priorities of the strategic plan established by management consists of sustained efforts in the areas of cost reduction and operational efficiencies. This priority aims in part at leveraging the strength of the Company’s established manufacturing centers. In addition, in order to help the Company respond to ongoing changes in the market place and reduce inventory across the supply chain, the Company’s cost reduction and operational efficiencies efforts focus on further implementing model mix production on its assembly lines, which allows the Company to produce a greater range of models on a weekly and daily basis, without expensive set-up costs or production downtime. The Company believes that flexible manufacturing is the key element to enable improvements in the Company’s ability to respond to customers in a cost-effective manner. The success of the Company in implementing this priority of its strategic plan is dependent on the involvement of management, production employees and suppliers. Any failure to achieve this cost reduction and operational efficiencies priority (including the anticipated levels of productivity and operational efficiencies) in the Company’s manufacturing facilities, could materially adversely impact the Company’s business, results of operations or financial condition and its ability to deliver the right product at the right time to the customer.

An unforeseen increase in demand for its products, the development of new products or the enhancement of existing products or models could require the construction, improvement, re-configuration, relocation or expansion of the Company’s existing production facilities. Any such development of new manufacturing operations inherently involves a number of risks and uncertainties, including ongoing compliance with regulatory requirements, procurement and maintenance of construction, environmental and operational licenses and approvals for additional expansion, potential supply chain constraints, hiring, training and retaining qualified employees and related delays in operating facilities at a maximum production level while manufacturing high-quality units at scale. There can be no assurance that the Company’s current or future manufacturing capabilities will be sufficient to meet customer demand in the future or that the Company will be able to successfully expand its manufacturing capabilities to meet demand, which could result in loss of revenue and market share.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could adversely impact the Company’s business, results of operations or financial condition

The Company uses external freight shipping and transportation services to transport and deliver products and raw materials. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important geographic points of exit and entry for our products and raw materials could adversely affect our business and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity for overseas shipments, or work stoppages or slowdowns) could significantly decrease our ability to make sales and earn profits. Labour shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate our securing alternative shipping suppliers could also increase our costs or otherwise negatively affect our business, results of operations or financial condition. In the last year, the Company has experienced, and may in the future continue to experience, an increase in freight costs, which could have a further impact on the Company’s results of operations. Disruptions in the movement of freight caused by the COVID-19 crisis are also impacting our freight costs and ultimately our revenues, notably by forcing the Company to resort to expedited freight or air freight in order to secure its supply to maintain production and mitigate delays.

Covenants contained in agreements to which the Company is a party affect and, in some cases, significantly limit or prohibit the manner in which the Company operates its business

Some of the financing and other major agreements to which the Company is a party, including the Term Facility and the Revolving Credit Facilities, contain certain covenants that affect and, in some cases, significantly limit, among other things, the activities in which the Company may engage, the ability of the Company to incur debt, grant liens over its assets, engage in lines of business different from its own, consummate asset sales, pay dividends or make other distributions, redeem or otherwise retire capital stock or make other restricted payments, make loans, advances and other investments, and merge consolidate or amalgamate with another person. Under the Revolving Credit Facilities, the Company is bound by a fixed charge coverage ratio applicable if excess availability under our Revolving Credit Facilities is less than $100.0 million for seven consecutive business days.

A failure by the Company to comply with such contractual obligations or to pay amounts due under financing and other major agreements could result in an acceleration of the debt incurred under such agreements, a termination of the commitments made thereunder, as well as an exercise of remedies provided therein by the creditors of the Company (including foreclosure over substantially all of the assets of the Company). In such a situation, the Company may not be able to repay the accelerated indebtedness, fulfill its obligations under certain contracts or otherwise cover its fixed costs, which could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Tax matters and changes in tax laws could materially adversely affect the Company’s business, results of operations or financial condition

The Company, as a multinational company conducting operations through subsidiaries in multiple jurisdictions, is subject to income taxes in Canada, the United States and numerous other foreign jurisdictions. The Company’s effective income tax rate in the future could be adversely affected as a result of a number of factors, including changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the outcome of income tax audits in various jurisdictions around the world. The Company regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of the Company’s assessments turn out to be incorrect, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company’s Canadian and foreign entities undertake certain operations with other currently existing or new subsidiaries in different jurisdictions, including Canada, the United States, Mexico, Finland, Austria and Switzerland. The tax laws of these jurisdictions, including Canada, have detailed transfer pricing rules that require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Although the Company believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, its income tax expense may be adversely affected and the Company could also be subjected to interest and penalties. Any such increase in the Company’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations or financial condition.

The Company’s Canadian and foreign entities are entitled to claim certain expenses and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits. Although the Company believes that the claims or deductions have been reasonably determined, there can be no assurance that the Canadian or the relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, the Company’s business, results of operations or financial condition could be materially adversely affected.

An impairment in the carrying value of goodwill and intangibles could negatively impact the Company’s consolidated results of operations and net worth

Goodwill and intangible assets, such as the Company’s trademarks, are recorded at fair value at the time of acquisition and are not amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. The determination of whether goodwill impairment has occurred is based on a comparison of each of the Company’s reporting units’ fair market value with its carrying value. Significant and unanticipated changes in circumstances, such as significant and long-term adverse changes in business climate, unanticipated competition, and/or changes in technology or markets, could require a provision for impairment in a future period that could negatively impact the Company’s business, results of operations or financial condition, and reduce the Company’s consolidated net worth and shareholders’ equity.

Deterioration in relationships with the Company’s non-unionized and unionized employees could have a material adverse effect on the business, results of operations or financial condition

A majority of the Company’s employees are non-unionized, including in all facilities in Canada and the United States. The maintenance of a productive and efficient labour environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labour environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of the Company’s business, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is party to some national collective arrangements in Austria, Finland and Mexico that expire at various times in the future. As the Company is dependent on national unions to renew these agreements on terms that are satisfactory as they become subject to renegotiation from time to time, the outcome of these labour negotiations could have a material adverse effect on the Company’s business, results of operations or financial condition. Such could be the case if current or future labour negotiations or contracts were to further restrict its ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its national collective arrangements.

The Company cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of its national collective arrangements, nor can the Company assure that it will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If its unionized workers engage in a strike or any other form of work stoppage, it could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Pension plan liability may have a material adverse effect on the Company

Economic cycles can have a negative impact on the funding of the Company’s remaining defined benefit pension obligations and related expenditures. In particular, a portion of the Company’s pension plan assets are invested in equity securities, which can experience significant declines if financial markets weaken. The Company’s latest actuarial valuation reports show that the defined benefit components of the Company’s registered pension plans present a combined deficit and, as a result of such deficit combined with the application of the stabilization provisions of the law, the Company is required to make additional contributions to fund that deficit. There is no guarantee that the expenditures and contributions required to fund these defined benefit pension obligations will not increase in the future and therefore negatively impact the Company’s operating results, liquidity and financial position. Risks related to the funding of defined benefit pension plans may materialize if total obligations with respect to such a pension plan exceed the total value of the plan fund’s assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. Any of these risks could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect the Company’s business, results of operations or financial condition

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the ongoing COVID-19 outbreak, boycotts and geo-political events, such as civil unrest and acts of terrorism, or similar disruptions could materially adversely affect the Company’s business, results of operations or financial condition. These events could result in physical damage to one or more of the Company’s properties, increases in fuel or other energy prices, temporary or permanent closure of one or more of the Company’s facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport to and from overseas, disruption in the Company’s distribution network and disruption to the Company’s information systems. It is unknown whether and how the Company may be affected if the COVID-19 health crisis persists for a further extended period of time. The Company may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

Failure to carry adequate insurance coverage may have a material adverse effect on the Company

The Company maintains liability insurance, property and business interruption insurance, cargo insurance, workers’ compensation coverage in the United States to the required statutory limits, automotive liability insurance, aviation insurance and directors and officers insurance, and its insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the Company’s insurance coverage will be sufficient, or that insurance proceeds will be paid to it in a timely manner. In addition, there are types of losses the Company may incur but against which it cannot be insured or which it believes are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If the Company incurs these losses and they are material, the Company’s business, results of operations or financial condition could be materially adversely affected.

Volatility in the market price of the subordinate voting shares

The market price of the subordinate voting shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. Such factors include the following:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations;

●	changes in estimates of the Company’s future results of operations by the Company;

●	changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance;

●	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

●	changes in overall economic conditions, primarily in North America and Europe, including changes that impact consumer spending and discretionary spending;

●	additions or departures of the Company’s board members, senior management team or other key employees;

●	sales or perceived sales of additional subordinate voting shares;

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

●	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have in the past experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies, including during the first months of the COVID-19 crisis. Such fluctuations have also, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the subordinate voting shares may decline even if the Company’s operating results, financial condition or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the subordinate voting shares by those institutions, which could materially adversely affect the trading price of the subordinate voting shares. If such increased levels of volatility and market turmoil resume, the Company’s business, results of operations or financial condition could be materially adversely impacted and the trading price of the subordinate voting shares could be materially adversely affected. While market conditions have in large part stabilized in the recent months, unstable market conditions have caused, and the resurgence or continued spread of the COVID-19 pandemic in many regions may once again cause, a slowdown in the global economy as well as volatility in global financial markets and may adversely affect the market price of the subordinate voting shares.

BRP Inc. is a holding company and its financial performance and results are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.

BRP Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, BRP Inc. is subject to the risks attributable to its subsidiaries. As a holding company, BRP Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, BRP Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to BRP Inc. As at January 31, 2021, the shares were effectively junior to approximately $5,768.9 million of indebtedness of BRP Inc.’s subsidiaries.

Beaudier Group and Bain Capital have significant influence with respect to matters put before the shareholders, which may have a negative impact on the trading price of the subordinate voting shares

As at March 23, 2021, Beaudier Group and Bain Capital owned 23,282,228 and 15,796,615 multiple voting shares, respectively, which represented approximately 45.93% and 31.16%, respectively, of the combined voting power of the Company’s outstanding shares. Accordingly, Beaudier Group and Bain Capital have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to the articles of incorporation and by-laws of the Company and the approval of certain business combinations. Holders of subordinate voting shares have a limited role in the Company’s affairs. This concentration of voting power may impact the market price of the subordinate voting shares, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the Company’s Board of Directors and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their subordinate voting shares.

In addition, Beaudier Group’s and Bain Capital’s interests may not in all cases be aligned with interests of the other shareholders of the Company. Beaudier Group and Bain Capital may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of their management, could enhance their equity investment, even though such transactions might involve risks to the shareholders of the Company and may ultimately affect the market price of the subordinate voting shares.

Future sales of subordinate voting shares by Beaudier Group, Bain Capital or the Company’s directors and officers

As at March 23, 2021, Beaudier Group owned 23,282,228 multiple voting shares, which in the aggregate represented approximately 53.04% of the issued and outstanding multiple voting shares of the Company, and Bain Capital owned 15,796,615 multiple voting shares, which in the aggregate represented approximately 35.99% of the issued and outstanding multiple voting shares of the Company. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share.

Subject to compliance with applicable securities laws, Beaudier Group, Bain Capital or the Company’s directors and officers may sell some or all of their subordinate voting shares in the future. No prediction can be made as to the effect, if any, such future sales of subordinate voting shares will have on the market price of the subordinate voting shares prevailing from time to time. However, the future sale of a substantial number of subordinate voting shares by Beaudier Group, Bain Capital or the Company’s directors and officers or the perception that such sales could occur, could materially adversely affect prevailing market prices for the subordinate voting shares.

Pursuant to the Registration Rights Agreement, each of Beaudier Group and Bain Capital is granted certain registration rights.

Disclosure of Outstanding Shares

As at March 23, 2021, the Company had the following issued and outstanding shares and stock options:

●	43,891,671 multiple voting shares with no par value.

●	40,774,906 subordinate voting shares with no par value.

●	4,490,997 stock options to acquire subordinate voting shares.

Additional Information

Additional information relating to BRP Inc. is available on SEDAR at www.sedar.com.